As filed with the Securities and Exchange Commission on January 5, 2001

                                                     Registration No. 333-47728
                                                                      811-07798


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-6
                         ------------------------------
                  FOR THE REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2
                         ------------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1


A.       Exact name of trust:

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                  VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT - I

B.       Name of depositor:

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

C.       Complete address of depositor's principal executive office:

                                51 Madison Avenue
                            New York, New York 10010

D.       Name and complete address of agent for service:

                             Marijo F. Murphy, Esq.
                           New York Life Insurance and
                               Annuity Corporation
                                51 Madison Avenue
                            New York, New York 10010

                                    Copy to:

Jeffrey S. Puretz, Esq.                         Sheila K. Davidson, Esq.
Dechert Price & Rhoads                          Senior Vice President
1775 Eye Street, N. W.                          and General Counsel
Washington, D.C.  20006-2401                    New York Life Insurance Company
                                                51 Madison Avenue
                                                New York, New York  10010

E.      Title of securities being registered:

        Units of interests in the Separate Account under Single Premium Variable Universal Life Insurance Policies.

F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

        Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                             CROSS REFERENCE SHEET

                      INFORMATION REQUIRED IN A PROSPECTUS

Item of Form N-8B-2                                   Prospectus Caption
-------------------                                   ------------------
1                                                     Glossary of Special Terms; Separate
                                                      Account

2                                                     Who We Are

3                                                     Not Applicable

4                                                     Distribution of the Policies

5                                                     Separate Account

6                                                     Separate Account

7                                                     Not Applicable

8                                                     Not Applicable

9                                                     Legal Proceedings

10                                                    Policy Overview; Summary of Fees and
                                                      Charges; Who We Are; Death Benefit
                                                      Guarantee; Charges and Deductions; Your
                                                      Policy; Premiums; Separate Account; The
                                                      Eligible Portfolios; Transfers, Dollar Cost
                                                      Averaging and Account Rebalancing; Life
                                                      Insurance Benefits and Cash Values;
                                                      Death Benefit Guarantee; Making
                                                      Withdrawals from Your Policy; Loans;
                                                      Lapse and Reinstatement; Additional
                                                      Benefits through Riders and Options;
                                                      Distribution of the Policies

11                                                    Premiums; Life Insurance Benefits and
                                                      Cash Values; Death Benefit Guarantee;
                                                      Separate Account

12                                                    The Eligible Portfolios; Who We Are;
                                                      Distribution of the Policies

13                                                    Policy Overview, Life Insurance Benefits
                                                      and Cash Value; Death Benefit Guarantee;
                                                      Making Withdrawals from Your Policy;
                                                      Loans; Premiums, Separate Account, The
                                                      Eligible Portfolios; Charges and
                                                      Deductions; Distribution of the Policies;
                                                      Your Policy; Separate Account; The Eligible
                                                      Portfolios; Transfers; Dollar Cost Averaging
                                                      and Account Rebalancing

14                                                    Policy Overview; Premiums; Lapse and
                                                      Restatement; The Eligible Portfolios

15                                                    Policy Overview; Premiums; Lapse and
                                                      Reinstatement; Your Policy

16                                                    Policy Overview; Separate Account; Life
                                                      Insurance Benefits and Cash Value;
                                                      Premiums; The Eligible Portfolios; Transfers;
                                                      Dollar Cost Averaging and Account Rebalancing

17                                                    Policy Overview; Life Insurance Benefits
                                                      and Cash Value; Death Benefit Guarantee;
                                                      Separate Account; Making Withdrawals
                                                      from Your Policy; Loans

18                                                    Policy Overview; Life Insurance Benefits
                                                      and Cash Value; Death Benefit Guarantee;
                                                      Separate Account; Making Withdrawals
                                                      from Your Policies;



                                                      Loans; The Eligible Portfolios; Transfers;
                                                      Dollar Cost Averaging and Account
                                                      Rebalancing

19                                                    Your Policy

20                                                    Not Applicable

21                                                    Making Withdrawals from Your Policy

22                                                    Not Applicable

23                                                    Not Applicable

24                                                    Other Information

25                                                    Who We Are

26                                                    Charges and Deductions; Loans; Making
                                                      Withdrawals from Your Policy; Lapse &
                                                      Reinstatement; Other Information; Your
                                                      Policy

27                                                    Who We Are

28                                                    Directors and Officers of NYLIAC

29                                                    Who We Are

30                                                    Not Applicable

31                                                    Not Applicable

32                                                    Not Applicable

33                                                    Not Applicable

34                                                    Not Applicable

35                                                    Not Applicable

36                                                    Not Applicable

37                                                    None

38                                                    Distribution of the Policies

39                                                    Distribution of the Policies

40                                                    Distribution of the Policies

41                                                    Distribution of the Policies

42                                                    Not Applicable

43                                                    Not Applicable

44                                                    Life Insurance Benefits and Cash Values;
                                                      Death Benefit Guarantee; Premiums;
                                                      Your Policy; Federal Tax Considerations

45                                                    Not Applicable

46                                                    Life Insurance Benefits and Cash Values;
                                                      Death Benefit Guarantee; Premiums;
                                                      Loans, Making Withdrawals From Your
                                                      Policy; Charges and Deductions; Separate
                                                      Account; The Fixed Account; The Eligible
                                                      Portfolios; Transfers, Dollar Cost
                                                      Averaging and Account Rebalancing

47                                                    None

48                                                    None

49                                                    None

50                                                    Not Applicable

51                                                    Not Applicable

52                                                    Separate Account; The Fixed Account;
                                                      The Eligible Portfolios; Transfers;
                                                      Your Policy; Dollar Cost Averaging
                                                      and Account Rebalancing; Other
                                                      Information

53                                                    Federal Tax Considerations

54                                                    Not Applicable

55                                                    Illustrations of Life Insurance Benefits,
                                                      Cash Values and Cash Surrender Values

56                                                    Not Applicable

57                                                    Not Applicable

58                                                    Not Applicable

59                                                    Financial Statements

                 SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                       PROSPECTUS DATED JANUARY 10, 2001


                   VARIABLE PRODUCT SERVICE CENTER ADDRESSES


Variable Products Service Center   OR  Variable Products Service Center
Madison Square Station                 51 Madison Avenue
P.O. Box 922                           Room 452
New York, New York 10159               New York, New York 10010
Telephone: 1-800-598-2019


                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

    This Prospectus describes information you should know before you purchase a Single Premium Variable Universal Life (SPVUL) policy. We encourage you to read it carefully.

SPVUL is a modified single premium variable universal life insurance policy. This means that:

 You can make one single premium payment. This Prospectus contains a complete explanation of when, under certain limited circumstances, you can make additional premium payments.

 Unless you invest only in the Fixed Account, the value of your life insurance policy will depend upon the performance of the investment options in which you invest. These investment options can rise or fall in value.

When you purchase an SPVUL policy, you pay an initial single premium. You select whether you want the initial single premium to be based on 80% or 100% of the Guideline Single Premium, the maximum amount that the federal tax laws generally allow you to pay for a life insurance policy with a given face amount. If your initial single premium is based on 100% of the Guideline Single Premium, a Death Benefit Guarantee equal to the Policy's Face Amount at issue will apply to your Policy. If your initial single premium is based on 80% of the Guideline Single Premium, no Death Benefit Guarantee will apply to your Policy.

You have the option to choose from 22 Investment Divisions and a Fixed Account. However, at any one time, you can invest in up to 21 investment options, including the Fixed Account -- an account which is part of our General Account. The Investment Divisions are part of our Separate Account, a segregated account that holds SPVUL policy assets apart from our General Account. We use the money that you have allocated to each Investment Division to invest in shares of an individual Eligible Portfolio, a mutual fund portfolio. These Eligible Portfolios are not sold directly to the general public, and their investment results may differ from mutual fund portfolios sold directly to the general public. You can also allocate some or all of your payments to the Fixed Account.

The following Eligible Portfolios are available:

                              ELIGIBLE PORTFOLIOS:


--   MainStay VP Capital Appreciation
--   MainStay VP Cash Management
--   MainStay VP Convertible
--   MainStay VP Government
--   MainStay VP High Yield Corporate Bond
--   MainStay VP International Equity
--   MainStay VP Total Return
--   MainStay VP Value
--   MainStay VP Bond
--   MainStay VP Growth Equity
--   MainStay VP Indexed Equity
--   MainStay VP American Century Income & Growth
--   MainStay VP Dreyfus Large Company Value
--   MainStay VP Eagle Asset Management Growth Equity
--   Alger American Small Capitalization
--   Calvert Social Balanced
--   Fidelity VIP II Contrafund(R)
--   Fidelity VIP Equity-Income
--   Janus Aspen Series Balanced
--   Janus Aspen Series Worldwide Growth
--   Morgan Stanley UIF Emerging Markets Equity
--   T. Rowe Price Equity Income


If you decide to buy this life insurance policy, you should keep this Prospectus for your records. This Prospectus is not valid unless it is attached to the current Prospectuses for the MainStay VP Series Fund, Inc., The Alger American Fund, Calvert Variable Series, Inc., the Fidelity Variable Insurance Products Fund II, the Fidelity Variable Insurance Products Fund, the Janus Aspen Series, The Universal Institutional Funds, Inc. and the T. Rowe Price Equity Series, Inc. (we refer to them collectively as "Funds" and individually as a "Fund").


Although we file the Prospectus with the Securities and Exchange Commission
(SEC), the SEC does not approve or disapprove these securities or determine if the information in this Prospectus is truthful or complete. It is a criminal offense to state that the SEC has approved or disapproved these securities or that it has determined whether the information in this Prospectus is truthful or complete. The policies involve risks, including potential loss of principal invested. The policies are not deposits or obligations of, or guaranteed or endorsed by any bank, and are not federally insured by the FDIC, the Federal Reserve Board or any other agency.


You can call us at 1-800-598-2019 to ask us questions.

We file other information with the SEC. You can read and copy any document we file at the SEC's public reference room in Washington, DC 20549-6009. You can call the SEC at 1-800-SEC-0330 for further information. Our SEC filings, including this Prospectus, are also available to the public at the SEC's website at (HTTP://WWW.SEC.GOV).

                               TABLE OF CONTENTS


Glossary of Special Terms............     3
Policy Overview......................     4
Summary of Fees and Charges..........     7
  Insurance Charges..................     7
     Surrender Charge................     7
     Monthly Deductions..............     8
  Eligible Portfolio Fees and
     Expenses........................     8
Who We Are...........................    10
  New York Life Insurance and Annuity
     Corporation and New York Life
     Insurance Company...............    10
  Separate Account...................    10
The Eligible Portfolios..............    11
The Fixed Account....................    12
  Assets In The Fixed Account........    12
  Interest Crediting.................    13
Death Benefit Guarantee..............    13
Charges and Deductions...............    14
  Expense Allocation.................    14
  Charges Under The Policy...........    15
     Surrender Charge................    15
     Monthly Deductions..............    16
       Insurance Charges.............    16
       Investment Charges............    16
  Separate Account Charges...........    17
     Mortality and Expense Risk
       Charge........................    17
     Other Charges You Might Incur...    17
     Eligible Portfolio Charges......    18
Your Policy..........................    18
  Policy Limitations.................    18
  Changes to Policy or Separate
     Account.........................    19
Premiums.............................    19
Transfers, Dollar Cost Averaging, and
  Account Rebalancing................    21
  Transfers of Cash Value............    21
  Dollar Cost Averaging..............    22
  Automatic Asset Reallocation.......    23
  Interest Sweep.....................    23
  Third Party Investment Advisory
     Arrangements....................    24
Life Insurance Benefits and Cash
  Values.............................    24
Making Withdrawals From Your
  Policy.............................    27
Loans................................    28
Lapse and Reinstatement..............    29
Additional Benefits Through Riders
  And Options........................    30
  Living Benefits Rider..............    30
  Spouse's Paid-up Insurance Purchase
     Option Rider....................    30
Federal Tax Considerations...........    31
  General............................    31
  Taxation of NYLIAC and the Separate
     Account.........................    31
  Income Taxation of Policy
     Benefits........................    31
  Modified Endowment Contracts
     (MECs)..........................    32
  Estate and Generation Skipping
     Taxes...........................    32
  Diversification Requirements.......    33
  Ownership of the Assets in the
     Separate Account................    34
  Tax Deferral During Accumulation
     Period..........................    34
  Life Insurance Purchased for Use in
     Split Dollar Arrangements.......    35
  Federal Income Tax Withholding.....    35
  Non-Individual Ownership of
     Policies........................    35
  Other..............................    35
  Life Insurance Purchases by Non-
     Resident Aliens and Foreign
     Corporations....................    35
Legal Proceedings....................    35
Other Matters........................    36
  Additional Information About
     Charges.........................    36
  Experts............................    36
  Directors and Officers of NYLIAC...    37
  Distribution of the Policies.......    39
  Other Information..................    40
  Financial Statements...............    41
  Financial Statements...............   F-1
  Appendix A: Illustrations..........   A-1



     THE POLICY IS NOT AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS IS NOT CONSIDERED AN OFFERING IN ANY JURISDICTION WHERE THE SALE OF THIS POLICY CANNOT LAWFULLY BE MADE. NYLIAC DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING OTHER THAN AS DESCRIBED IN THIS PROSPECTUS OR IN ANY ATTACHED SUPPLEMENT TO THIS PROSPECTUS OR IN ANY SUPPLEMENTAL SALES MATERIAL NYLIAC PRODUCES AND/OR AUTHORIZES.



     IN CERTAIN JURISDICTIONS, DIFFERENT PROVISIONS MAY APPLY TO THE POLICY. PLEASE REFER TO THE POLICY OR ASK YOUR REGISTERED REPRESENTATIVE FOR DETAILS REGARDING YOUR PARTICULAR POLICY.

                           GLOSSARY OF SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: A unit of measure we use to calculate the value of an Investment Division.

BUSINESS DAY: Generally, any day on which NYLIAC is open and the New York Stock Exchange is open for trading. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the New York Stock Exchange, if earlier.

CASH SURRENDER VALUE: The Cash Value minus the Surrender Charge (if applicable), loan principal (if applicable) and loan interest accrued (if applicable).

CASH VALUE: The current value of the Investment Divisions plus the value of the Fixed Account under the Policy.

CODE:  The Internal Revenue Code of 1986, as amended.

DEATH BENEFIT GUARANTEE: Prevents the Policy from lapsing if the Policy's Cash Surrender Value is insufficient to cover Monthly Deductions. Only available if 100% Guideline Single Premium is selected at the time of Application and an amount based on 100% of the Guideline Single Premium is paid as the initial premium.

DEDUCTION AMOUNT: A charge on the Policy Date and on Monthly Deduction Dates for the cost of insurance, deferred sales expense charge and an administrative charge.

FACE AMOUNT: On the Policy Date, the Face Amount is the amount shown on the Policy's Data page. Thereafter, the Face Amount may be reduced as a result of any partial withdrawal.

FIXED ACCOUNT: The Fixed Account is supported by the assets in NYLIAC's General Account. The amount in the Fixed Account earns interest on a daily basis. Interest is credited on each Monthly Deduction Day.

GAIN:  Cash Value minus total premiums paid.

GENERAL ACCOUNT: An account representing all of NYLIAC's assets, liabilities, capital and surplus, income, gains or losses that are not included in the Separate Account or any other separate account of NYLIAC. We allocate the premium payment you make during the free look period to this account.

GUIDELINE SINGLE PREMIUM (GSP): The maximum amount of initial single premium that can be paid for a specific Face Amount and allow the Policy to qualify as life insurance for tax purposes under Section 7702 of the Code.

GUIDELINE ANNUAL PREMIUM (GAP): The maximum amount of premium that can be paid annually for a specific Face Amount and allow the Policy to qualify as life insurance for tax purposes under Section 7702 of the Code.

INSURED:  The person on whose life the Policy is issued.

INVESTMENT DIVISION: A division of the Separate Account which invests exclusively in shares of a specified Eligible Portfolio.

INVESTMENT DIVISION VALUE:  The current value of the Investment Division.

ISSUE AGE: As of the Policy Date, the Insured's age on the Insured's nearest birthday.

ISSUE DATE:  The date your Policy is issued.

LIFE INSURANCE BENEFIT: The greater of (1) the Face Amount specified in the Policy or (2) the Cash Value on the date of death multiplied by a stated percentage as specified in the Policy. Also called DEATH BENEFIT.

LIFE INSURANCE BENEFIT PROCEEDS: The amount that we will pay on the death of the Insured. It equals the Life Insurance Benefit minus the amount of any outstanding loans, including accrued interest and any past due Monthly Deductions.

MATURITY:  The Policy Anniversary at which the Insured is age 100.

MONTHLY DEDUCTIONS: The charges associated with the Policy that are deducted on a monthly basis which include a cost of insurance charge, a Deferred Sales Expense Charge, and a Monthly Administrative Charge.

MONTHLY DEDUCTION DAY: The day of each month on which any Monthly Deductions are subtracted from the Cash Value. Monthly Deduction Days occur on the same day of the month as the Policy Anniversary.

NET AMOUNT AT RISK:  The Life Insurance Benefit minus the Cash Value.

NYLIAC, WE OR US:  New York Life Insurance and Annuity Corporation.

POLICY ANNIVERSARY:  The yearly anniversary of the Policy Date.

POLICY DATE:  The effective date of the Policy.

POLICY LOAN RATE:  The interest rate charged on Policy loans.

POLICY OWNER OR YOU:  The owner of the Policy.

POLICY YEAR:  The twelve months between Policy Anniversaries.

SEPARATE ACCOUNT: NYLIAC Variable Universal Life (VUL) Separate Account-I, a segregated asset account NYLIAC established to receive and invest premiums allocated to the Eligible Portfolios.

SURRENDER CHARGE: A charge which may be assessed upon surrender of the Policy or partial withdrawals in excess of the Surrender Charge Free Window.

SURRENDER CHARGE FREE WINDOW: The amount of a surrender or partial withdrawal that is not subject to the Surrender Charge. In any Policy Year this amount is the greater of 10% of the total premiums paid or 100% of your policy's Gain.

VALUATION DAY. The date on which the Investment Divisions are valued. The Valuation Day is every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

                                POLICY OVERVIEW

     This Prospectus describes our SPVUL policy (Policy). This overview is intended to explain key features of the Policy to you. It is not intended to provide a complete explanation of all aspects of the Policy. The Policy is not intended to be used as a short-term savings vehicle or to permit frequent investments and withdrawals.

     The Policy must comply with certain requirements imposed by the Internal Revenue Code of 1986 (Code) in order to maintain its tax status. This is why we do not accept initial premiums over and above the Guideline Single Premium
(GSP) -- the maximum amount the Code allows you to pay at issue for a Policy with a given Face Amount. The Code also requires that the Life Insurance Benefit exceed the value that you have accumulated under the Policy by a specified percentage, again depending upon the age of the Insured. Therefore, if the investment options that you have chosen under the Policy perform well, we may need to increase the amount of your Life Insurance Benefit above the Policy's then current Face Amount.

     When you purchase a Policy, you pay an initial single premium. You decide whether the single premium will be based on 100% of the GSP or 80% of the GSP applicable to your specific Policy coverage. If you decide that the single premium will be based on 100% of GSP, we will guarantee the life insurance benefit under the Policy in an amount equal to the initial Face Amount based on age, gender and underwriting class. We call this the Death Benefit Guarantee. The Guarantee protects the Policy from lapsing if your Cash Surrender Value is insufficient to cover the monthly deductions. If your single premium is based on 80% of the GSP, your Face Amount will be higher than if your single premium is based on 100% of the GSP, and you have more flexibility to pay subsequent premiums, but we will not provide a Death Benefit Guarantee. For a limited time, usually within 20 days after you receive your Policy, you can cancel the policy without paying a surrender charge. For policies issued in North Carolina and the District of Columbia, you can cancel your Policy without paying a surrender charge up to the later of 20 days after you receive your Policy or 45 days after you sign your application. In New York, you can cancel your Policy without paying a surrender charge up to 10 days after you receive your Policy.

     There are 23 investment options available under the Policy, including the Fixed Account. You can invest in up to 21. Each Investment Division invests in shares of an individual Eligible Portfolio. The Eligible Portfolios have different investment objectives, strategies and techniques. If the Investment Divisions perform well, you may be able to accumulate value in amounts greater than what you can accumulate in the Fixed Account. However, investments in the Investment Divisions also can lose value. If your Policy does not have a Death Benefit Guarantee, your Policy may lapse as a result of poor investment performance of the Investment Divisions in which you have invested. If your Policy has a Death Benefit Guarantee, your Policy will not lapse due to the investment performance of the Investment Divisions in which you have invested. By contrast, if the Investment Divisions in which you have invested perform well, the Life Insurance Benefit may increase above the Face Amount.


     We deduct charges from your Policy. In addition, each Eligible Portfolio deducts its own charges, which we do not set under your Policy. We deduct charges on a monthly basis (Monthly Deductions), some over the life of your Policy until Maturity. These charges include a cost of insurance charge, which pays for your insurance benefit, and a monthly administrative charge, which compensates us for the cost of administering your Policy. The deferred sales expense charge is a Monthly Deduction we deduct over a 10-year period after a premium payment is made instead of taking the sales expenses out of the initial premium. This charge partially covers our expenses in selling the policy to you. (See page 16 for a more detailed explanation of the deferred sales expense). We also deduct a charge on a daily basis from assets held in the Investment Division, to compensate us for the risk that Insureds will not live as long as we expected and that our expenses in administering the policy will be higher than we anticipated. We deduct a surrender charge if you make a partial withdrawal in excess of the surrender charge free window amount or surrender your Policy in the first nine years after you purchase your Policy.


     You can access your Cash Surrender Value in several ways. You can surrender your Policy, take a partial withdrawal or borrow against your Policy. You should be aware that there may be adverse tax consequences when you access your Cash Surrender Value. Surrenders, partial withdrawals and loans will generally be taxed to the extent of any Gain (generally Cash Value less premium payments). You may also be required to pay a 10% tax penalty on distributions.

     If you surrender your Policy or take a partial withdrawal from your Policy in excess of the Surrender Charge Free window within the first nine years after you pay the initial single premium, we will assess a Surrender Charge. The Surrender Charge is assessed as a percentage of the lesser of: (i) the Cash Value minus any Surrender Charge Free Window; or (ii) the initial single premium minus any partial withdrawals for which the Surrender Charge was assessed. Surrenders and partial withdrawals made shortly after the payment of the initial single premium are assessed a higher Surrender Charge percentage than surrenders and partial withdrawals for the same dollar amount made after a longer period has elapsed after the payment of the initial single premium. Partial withdrawals can also reduce the Policy's Face Amount and Death Benefit Guarantee.

     If you borrow against your Policy, we require that the Fixed Account contain an amount equal to 106% of the loan requested plus 106% of any previous loans. If the Fixed Account does not contain a sufficient amount when the loan is requested, we will transfer a sufficient amount FROM the Investment Divisions TO the Fixed Account. Transfers are made on a pro-rata basis from the Investment Divisions. While there is an outstanding loan, we do not permit partial withdrawals or transfers that would reduce the amount contained in the Fixed Account below 106% of the total outstanding loan. Loan interest accrues each day and is payable on the Policy Anniversary, on the date of death, surrender, lapse, on the date of a new loan, loan increase, or loan repayment. If you do not repay loan interest in cash (by 31 days following the Policy Anniversary), it will be capitalized and increase the loan principal. If your Policy has a Death Benefit Guarantee, you should be aware that if, at any time, the total loan principal (including capitalized interest) exceeds 50% of the Cash Value, then the Death Benefit Guarantee will terminate. You cannot reinstate the Death Benefit Guarantee by repaying the loan or by reducing the total loan principal below 50% of the Cash Value.

     You can make transfers between the Investment Divisions, and between the Investment Divisions and the Fixed Account. We reserve the right to charge up to $30 for each transfer in excess of 12 in any given year. The maximum amount you can transfer from the Fixed Account to the Investment Divisions during any Policy Year is the greater of (i) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (ii) $5,000. There is no limit to the amount that you may transfer into the Fixed Account, unless we are crediting interest to the Fixed Account at the minimum interest crediting rate of 3%. In that case, we limit transfers to the greater of: (i) 20% of the total amount on the Investment Divisions at the beginning of the Policy Year; or (ii) $5,000. If the Insured is age 65 or older, this limitation on transfers to the Fixed Account does not apply.


     You can also take advantage of our Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep programs. These options are available to you at no additional cost. Dollar Cost Averaging permits you to automatically transfer assets from any Investment Division to any other Investment Division or to the Fixed Account as you direct. Dollar Cost Averaging transfers cannot be made from the Fixed Account. Automatic Asset Reallocation permits you to automatically reallocate assets among the Investment Divisions to maintain a proportion that you predetermine. Interest Sweep permits you to transfer interest earned in the Fixed Account to Investment Division(s) as you indicate. Dollar Cost Averaging and Automatic Asset Reallocation are available if your Cash Value is $2,500 or more. Thereafter, you must maintain a Cash Value of at least $2,000 to have subsequent reallocations. You cannot choose Dollar Cost Averaging and Automatic Asset Reallocation simultaneously. Interest Sweep is available if your Cash Value contained in the Fixed Account is $2,500 or more. Thereafter, the Fixed Account must contain at least $2,000 to have subsequent transfers.


     The Life Insurance Benefit is payable upon the death of the Insured. The Life Insurance Benefit payable is reduced by any outstanding loan principal and accrued interest as of the date of death, and any past due Monthly Deductions.

                          SUMMARY OF FEES AND CHARGES

     INSURANCE CHARGES

     The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the charges that you will pay when you:

          (i) surrender the Policy, or

          (ii) make a partial withdrawal in excess of the Surrender Charge Free Window.

        SURRENDER CHARGE

                                                     SURRENDER CHARGE
                                                     (AS PERCENTAGE OF
                    POLICY                       CASH VALUE LESS SURRENDER
                      AGE                          CHARGE FREE WINDOW)*
                    ------                       -------------------------
1 or fewer years...............................               9%
2..............................................               8%
3..............................................               7%
4..............................................               6%
5..............................................               5%
6..............................................               4%
7..............................................               3%
8..............................................               2%
9..............................................               1%
More than 9....................................               0%

---------------
* The Maximum Surrender Charge will never exceed the applicable Surrender Charge Percentage applied to the initial single premium less any partial withdrawals for which the Surrender Charge was previously assessed.

     The next table describes the Monthly Deductions:

        MONTHLY DEDUCTIONS


CHARGE                                           AMOUNT DEDUCTED                 DEDUCTED ON MONTHLY
                                       (AS ANNUAL PERCENTAGE OF CASH VALUE)      DEDUCTION DAY FOR

 Cost of Insurance                     Individualized, depending upon age,        Life of Policy until Maturity
                                           gender, Net Amount at Risk,
                                        underwriting risk class, and other
                                                individual factors
------------------------------------------------------------------------------------------------------------------
 Deferred Sales Expense:                 CURRENT            GUARANTEED           10 year period after a premium
 comprised of:                                                                   payment is applied
 Sales Expense Charge                     0.40%
 Premium Tax                              0.30%             *
 Federal Tax (DAC)                        0.20%             *
 Total Deferred Sales Expense             0.90%             1.00%
                                    * Taxes change as tax laws change.
------------------------------------------------------------------------------------------------------------------
 Monthly Administrative Charge                                                    Life of Policy until Maturity
 Policy Years: 1-3                        0.60%             0.70%
               4 and after:
 If Cash Value is:
  Below $30,000                           0.60%             .70%
  $ 30,000 -- $59,999.99                  0.55%             .70%
  $ 60,000 -- $89,999.99                  0.50%             .70%
  $ 90,000 -- $119,999.99                 0.40%             .70%
  $120,000 -- $149,999.99                 0.30%             .70%
  $150,000 -- $179,999.99                 0.20%             .70%
  $180,000 -- $199,999.99                 0.10%             .70%
  $200,000 or greater                       0%              .70%

     SEPARATE ACCOUNT CHARGES


CHARGE                                           AMOUNT DEDUCTED                 DEDUCTED DAILY FOR
                                             (AS ANNUAL PERCENTAGE OF
                                             SEPARATE ACCOUNT ASSETS)

   Mortality and Expense Risk            CURRENT                GUARANTEED         Life of Policy
                                          0.50%                   0.80%

     ELIGIBLE PORTFOLIO FEES AND EXPENSES


     The next table describes the Eligible Portfolio fees and expenses that you will pay periodically during the time that you own the Policy. You can find a more detailed description about each Eligible Portfolio in the prospectus for each Fund. Unlike the other charges listed above, the fees and expenses of the Eligible Portfolios are not fixed or specified under the terms of your Policy, and they may vary from year to year. The following chart reflects 1999 fees and charges that are provided by the Funds or their agents, which are based on 1999 expenses. The Funds have provided us with this information; we have not independently verified it.

ANNUAL OPERATING EXPENSES
AS OF THE ELIGIBLE PORTFOLIO'S YEAR END
(As a percentage of net assets)

                                                                                        MAINSTAY VP     MAINSTAY
                               MAINSTAY VP    MAINSTAY VP                               HIGH YIELD         VP         MAINSTAY VP
                                 CAPITAL         CASH       MAINSTAY VP   MAINSTAY VP    CORPORATE    INTERNATIONAL      TOTAL
                               APPRECIATION   MANAGEMENT    CONVERTIBLE   GOVERNMENT       BOND          EQUITY         RETURN
                               ------------   -----------   -----------   -----------   -----------   -------------   -----------
FUND ANNUAL
  EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average net
  assets for the fiscal year
  ended December 31, 1999)(a)
  Advisory Fees..............     0.36%          0.25%         0.36%         0.30%         0.30%          0.60%          0.32%
  Administration Fees........     0.20%          0.20%         0.20%         0.20%         0.20%          0.20%          0.20%
  Other Expenses.............     0.06%          0.06%         0.15%         0.09%         0.07%          0.27%          0.06%
  Total Fund Annual
    Expenses.................     0.62%          0.51%         0.71%         0.59%         0.57%          1.07%          0.58%


                                                           MAINSTAY VP   MAINSTAY VP
                               MAINSTAY VP   MAINSTAY VP     GROWTH        INDEXED
                                  VALUE         BOND         EQUITY        EQUITY
                               -----------   -----------   -----------   -----------
FUND ANNUAL
  EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average net
  assets for the fiscal year
  ended December 31, 1999)(a)
  Advisory Fees..............     0.36%         0.25%         0.25%         0.10%
  Administration Fees........     0.20%         0.20%         0.20%         0.20%
  Other Expenses.............     0.07%         0.05%         0.04%         0.06%
  Total Fund Annual
    Expenses.................     0.63%         0.50%         0.49%         0.36%


                                  MAINSTAY VP   MAINSTAY VP   MAINSTAY VP
                                   AMERICAN       DREYFUS     EAGLE ASSET       ALGER                                    FIDELITY
                                    CENTURY        LARGE      MANAGEMENT       AMERICAN      CALVERT    FIDELITY VIP        VIP
                                   INCOME &       COMPANY       GROWTH          SMALL         SOCIAL         II           EQUITY
                                    GROWTH         VALUE        EQUITY      CAPITALIZATION   BALANCED   CONTRAFUND(R)     INCOME
                                  -----------   -----------   -----------   --------------   --------   -------------   -----------
FUND ANNUAL
  EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average net assets
  for the fiscal year ended
  December 31, 1999)(a)
  Advisory Fees.................     0.50%         0.60%         0.50%          0.85%         0.70%         0.58%          0.48%
  Administration Fees...........     0.20%         0.20%         0.20%          0.00%         0.00%         0.00%          0.00%
  Other Expenses................     0.15%(b)      0.15%(b)      0.15%(b)       0.05%         0.19%(c)      0.09%          0.09%
  Total Fund Annual
    Expenses....................     0.85%         0.95%         0.85%          0.90%         0.89%(c)      0.67%(d)       0.57%(d)

                                                                MORGAN
                                                JANUS ASPEN   STANLEY UIF
                                  JANUS ASPEN     SERIES       EMERGING       T. ROWE
                                    SERIES       WORLDWIDE      MARKETS     PRICE EQUITY
                                   BALANCED       GROWTH        EQUITY         INCOME
                                  -----------   -----------   -----------   ------------
FUND ANNUAL
  EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average net assets
  for the fiscal year ended
  December 31, 1999)(a)
  Advisory Fees.................     0.65%         0.65%         0.42%         0.85%(g)
  Administration Fees...........     0.00%         0.00%         0.25%         0.00%
  Other Expenses................     0.02%         0.05%         1.12%         0.00%
  Total Fund Annual
    Expenses....................     0.67%(e)      0.70%(e)      1.79%(f)      0.85%


------------

 (a) The Fund or its agent provided the fees and charges, which are based on 1999 expenses and may reflect estimated charges, except for Janus. We have not verified the accuracy of the information provided.



(b) "Other Expenses" and "Total Fund Annual Expenses" for the MainStay VP American Century Income & Growth, MainStay VP Dreyfus Large Company Value and MainStay VP Eagle Asset Management Growth Equity Portfolios reflect an expense reimbursement agreement that ended December 31, 1999 limiting "Other Expenses" to 0.15% annually. In the absence of the expense reimbursement arrangement, the "Total Fund Annual Expenses" would have been 0.92%, 1.00% and 0.87% for the MainStay VP American Century Income & Growth, MainStay VP Dreyfus Large Company Value and MainStay VP Eagle Asset Management Growth Equity Portfolios, respectively.



 (c) "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly, would be 0.86%.



(d) Through arrangements with certain funds, Fidelity Management & Research Company on behalf of certain funds' custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Including these reductions, total expenses presented in the table would have been 0.65% for the Fidelity VIP II Contrafund Portfolio and 0.56% for the Fidelity VIP Equity-Income Portfolio.



 (e) Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for Janus Aspen Series Worldwide Growth and Balanced Portfolios. All expenses are shown before the effect of any expense offset arrangements.



 (f) Morgan Stanley Asset Management has voluntarily waived receipt of its "Advisory Fees" and agreed to reimburse the Portfolio; if necessary, to the extent that the "Total Fund Annual Expenses" of the Portfolio exceed 1.75% of average daily net assets. For purposes of determining the amount of the voluntary advisory fee waiver and/or reimbursement, if any, the portfolio's annual operating expenses include certain investment related expenses such as foreign country tax expense and interest expense on amounts borrowed which were 0.04% of the average daily net assets for 1999. The fee waivers and reimbursements described above may be terminated by Morgan Stanley at any time without notice. Absent such reductions, it is estimated that "Advisory Fees", "Administration Fees" and "Total Fund Annual Expenses" would be 1.25%, 0.25% and 2.62%, respectively.



(g) The "Advisory Fees" include the ordinary operating expenses of the Fund.

                                   WHO WE ARE

     NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
     AND NEW YORK LIFE INSURANCE COMPANY

     We are New York Life Insurance and Annuity Corporation (NYLIAC), a stock life insurance company incorporated in Delaware in 1980. We are licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the policies described in this Prospectus, we offer other life insurance policies and annuities. You can find our financial statements in this Prospectus.

     We are a wholly-owned subsidiary of New York Life Insurance Company (New York Life), a mutual life insurance company founded in New York in 1845. At the end of 1999, we held assets of $29.669 billion. New York Life has invested in us, and may, in order to maintain capital and surplus in accordance with state requirements, occasionally make additional contributions to NYLIAC.

     SEPARATE ACCOUNT

     The Investment Divisions are subdivisions of our Separate Account, NYLIAC Variable Universal Life Separate Account-I. The Separate Account is a segregated asset account we created to receive and invest your premiums.

     We established the Separate Account on June 4, 1993 under Delaware law. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (1940 Act). This registration does not mean that the SEC supervises the management or the investment practices or policies of the Separate Account.

     Although the assets of the Separate Account belong to us, we hold these assets separately from our other assets. Under applicable insurance law, Separate Account assets cannot be charged for liabilities incurred in any of our other business operations (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct. Therefore, the investment performance of the Separate Account is entirely independent of both the investment performance of the Fixed Account and the performance of any other separate account.

     The Separate Account currently consists of twenty-two Investment Divisions. We may add more Investment Divisions in the future.

     The Investment Divisions invest exclusively in the corresponding Eligible Portfolios of the Funds. The income, capital gains, and capital losses attributable to the assets of an Investment Division are credited to or are charged against the assets of the Investment Division, without regard to the income, capital gains or capital losses of any other Investment Division. The Investment Divisions of the Separate Account are designed to provide money to pay benefits under your Policy, but they do not guarantee a minimum rate of return or protect against asset depreciation. They will fluctuate up and down depending on performance of the Eligible Portfolios.

                            THE ELIGIBLE PORTFOLIOS

     The Eligible Portfolios of each Fund, along with their investment objectives, are listed in the following table. The Funds' prospectuses contain more information about each Eligible Portfolio, including its portfolio manager.


FUND                                 ELIGIBLE PORTFOLIOS                 INVESTMENT OBJECTIVES
------------------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.       MainStay VP Capital Appreciation    long-term growth of capital
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Cash Management         as high a level of current income as is
                                                                         considered consistent with the
                                                                         preservation of capital and liquidity
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Convertible             capital appreciation together with
                                                                         current income
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Government              a high level of current income,
                                                                         consistent with safety of principal
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP High Yield Corporate    maximum current income through investment
                                     Bond                                in a diversified portfolio of high yield,
                                                                         high risk debt securities
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP International Equity    long-term growth of capital by investing
                                                                         in a portfolio consisting primarily of
                                                                         non-U.S. equity securities
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Total Return            current income consistent with reasonable
                                                                         opportunity for future growth of capital
                                                                         and income
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Value                   maximum long-term total return from a
                                                                         combination of capital growth and income
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Bond                    highest income over the long term
                                                                         consistent with preservation of principal
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Growth Equity           long-term growth of capital, with income
                                                                         as a secondary consideration
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Indexed Equity          investment results that correspond to the
                                                                         total return performance (and reflect
                                                                         reinvestment of dividends) of publicly
                                                                         traded common stocks represented by the
                                                                         S&P 500(R) Index
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP American Century        dividend growth, current income and
                                     Income & Growth                     capital appreciation
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Dreyfus Large Company   capital appreciation
                                     Value
------------------------------------------------------------------------------------------------------------------
                                     MainStay VP Eagle Asset             growth through long-term capital
                                     Management Growth Equity            appreciation


FUND                                 ELIGIBLE PORTFOLIOS                 INVESTMENT OBJECTIVES
------------------------------------------------------------------------------------------------------------------
 The Alger American Fund             Alger American Small                long-term capital appreciation
                                     Capitalization
------------------------------------------------------------------------------------------------------------------
 Calvert Variable Series, Inc.       Calvert Social Balanced             competitive total return through an
                                                                         actively managed portfolio which offers
                                                                         income and capital growth opportunity and
                                                                         which satisfies investment and social
                                                                         criteria
------------------------------------------------------------------------------------------------------------------
 Fidelity Variable Insurance         Fidelity VIP II Contrafund(R)       long-term capital appreciation
 Products Fund II
------------------------------------------------------------------------------------------------------------------
 Fidelity Variable Insurance         Fidelity VIP Equity-Income          reasonable income by investing in
 Products Fund                                                           income-producing equity securities
------------------------------------------------------------------------------------------------------------------
 Janus Aspen Series                  Janus Aspen Series Balanced         long-term capital growth, consistent with
                                                                         preservation of capital and balanced by
                                                                         current income
------------------------------------------------------------------------------------------------------------------
                                     Janus Aspen Series Worldwide        long-term growth of capital consistent
                                     Growth                              with the preservation of capital by
                                                                         investing in a diversified portfolio of
                                                                         common stocks of foreign and domestic
                                                                         issuers
------------------------------------------------------------------------------------------------------------------
 The Universal Institutional         Morgan Stanley UIF Emerging         long-term capital appreciation by
 Funds, Inc.                         Markets Equity                      investing primarily in equity securities
                                                                         of issuers in emerging market countries
------------------------------------------------------------------------------------------------------------------
 T. Rowe Price Equity Series, Inc.   T. Rowe Price Equity Income         substantial dividend income as well as
                                                                         long-term growth of capital through
                                                                         investments in the common stocks of
                                                                         established companies, paying above
                                                                         average dividends

     "Standard & Poor's," "S&P," "S&P 500(R)" "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc, and have been licensed for use by NYLIAC. The Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the MainStay VP Indexed Series Fund.

                               THE FIXED ACCOUNT

     ASSETS IN THE FIXED ACCOUNT

     The Fixed Account is supported by the assets in our General Account, which includes all of our assets except those assets specifically allocated to separate accounts. These assets are subject to the claims of our general creditors. We may invest the assets of the Fixed Account however we choose, within limits. Your interest in the Fixed Account is not registered under the Securities Act of 1933, and the Fixed Account is not registered as an investment company under the 1940 Act. Therefore, the Fixed Account and any interest earned in the Fixed Account are generally not subject to these statutes. The staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may, however, be subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     INTEREST CREDITING

     We will credit any amounts in the Fixed Account with a fixed interest rate which we declare periodically in advance, at our sole discretion. This rate will never be less than an annual rate of 3%. We may credit different interest rates to loaned and unloaned amounts in the Fixed Account. All premiums applied to, and amounts transferred to, the Fixed Account receive the loaned amount rate or the unloaned amount rate in effect at that time. Interest accrues daily and is credited on each Monthly Deduction Day.

                            DEATH BENEFIT GUARANTEE

     A Death Benefit Guarantee is provided automatically if you select an initial single premium based on 100% of the GSP for the policy. It is not available to Policy Owners who select an initial single premium based on 80% of the GSP. At issue, the amount of the Death Benefit Guarantee equals the Face Amount. The Death Benefit Guarantee prevents the Policy from lapsing if the Policy's Cash Surrender Value is insufficient to cover the Monthly Deductions. If the Insured dies after the Death Benefit Guarantee has been invoked, the proceeds paid will equal the amount of the Death Benefit Guarantee. A partial withdrawal may reduce the amount of the Death Benefit Guarantee.

     The new Death Benefit Guarantee after a partial withdrawal is the lowest of the following:

        1. the Attained Age Face Amount (the face amount that the cash value after the withdrawal would purchase as a new 100% GSP policy at the insured's current attained age);

        2. the Policy's Face Amount (which may have been reduced due to the partial withdrawal);

        3. the current Death Benefit Guarantee in effect before the partial withdrawal.

     EXAMPLE OF CHANGE IN DEATH BENEFIT GUARANTEE DUE TO PARTIAL WITHDRAWAL:

     The owner of a Policy with a $58,068 Face Amount takes a partial withdrawal of $1,000 in the 2nd year.

     Issue Age of 35

     Initial Single Premium at Issue = $10,000

     Death Benefit Guarantee at Issue = $58,068 Face Amount

     Cash Value before withdrawal = $11,025

     Cash Value after withdrawal = $10,000

     Determination of new Death Benefit Guarantee is the lowest of the following 3 calculations:

     1. CALCULATE THE ATTAINED AGE FACE AMOUNT:
          $10,000/0.1797 = $55,648 (Where "0.1797" is the approximate GSP per dollar at age 36)

     2. THE POLICY'S REDUCED FACE AMOUNT:
          The Face Amount at issue minus the $1,000 withdrawal.
          Reduced Face Amount is $58,068 - $1,000 = $57,068

     3. THE DEATH BENEFIT GUARANTEE IN EFFECT BEFORE THE PARTIAL WITHDRAWAL:
          $58,068

     The Death Benefit Guarantee Amount is now reduced to $55,648.

     Any time the amount of the Death Benefit Guarantee is reduced, that amount becomes the new Death Benefit Guarantee amount. The amount of the Death Benefit Guarantee will never increase.

     If, at any time, the loan principal including capitalized interest, exceeds 50% of the Cash Value, the Death Benefit Guarantee will terminate.

                             CHARGES AND DEDUCTIONS

     The deductions or charges associated with this Policy are subtracted, depending on the type of deduction or charge, on a monthly basis, on a daily basis, or when you surrender or make a partial withdrawal from the Policy. We call each date on which a Monthly Deduction is made a Monthly Deduction Day and the amount we deduct a Monthly Deduction a Deduction Amount.

     Deduction Amounts are subtracted on the Policy Date and on each Monthly Deduction Day after the Policy Date to cover charges and expenses incurred in connection with a Policy.

        EXPENSE ALLOCATION

     If you do not provide us with instructions on how you would like your expenses allocated, each Deduction Amount will be subtracted pro rata from each Investment Division so that the proportion of Cash Value attributable to each Investment Division remains the same before and after the deduction.

     You can instruct us to deduct Monthly Deductions from the Cash Value first from the MainStay VP Cash Management Investment Division and/or the Fixed Account. If the value in the MainStay VP Cash Management Investment Division and/or Fixed Account you have chosen is insufficient to pay these charges, we will deduct as much of the charges as possible from these investment options. We will deduct the remainder from the amounts in all of the Investment Divisions and the amount not held as collateral for a loan in the Fixed Account in proportion to the amounts in these investment options.

     The Deduction Amount will vary from month to month. If the Cash Surrender Value (i.e., the Cash Value minus any applicable Surrender Charge, any outstanding loan principal and any outstanding loan interest) is not sufficient to cover a Deduction Amount due on any Monthly Deduction Day, the Policy may lapse. See "Lapse and Reinstatement". If you have a Death Benefit Guarantee, the Policy will not lapse even if the Cash Surrender Value is not sufficient to cover a Deduction Amount due.

     The deductions and charges associated with your Policy are listed below.

     CHARGES UNDER THE POLICY

     We deduct certain charges to compensate us for providing the insurance benefits under the Policy, for administering the Policy, for assuming certain risks, and for incurring certain expenses in distributing the Policy.

        SURRENDER CHARGE

     The Surrender Charge is equal to a percentage of the lesser of:

      --  the Cash Value minus any Surrender Charge Free Window; or

      -- the initial single premium less any partial withdrawals for which the Surrender Charge was assessed.

The percentage applicable is based on the amount of time that has passed from the date when the initial single premium was accepted to the effective date of the surrender or partial withdrawal. The Surrender Charge percentage declines each Policy Year, from 9% in the first Policy Year to 0% in years 10 and after.

     The Surrender Charge Free Window in any Policy Year is the greater of:

      --  10% of the total premiums paid; or

      --  100% of the policy's Gain.

     EXAMPLE OF SURRENDER CHARGE CALCULATION

     BASED ON INITIAL SINGLE PREMIUM AND AFTER PARTIAL WITHDRAWAL TAKEN THAT EXCEEDS THE SURRENDER CHARGE FREE WINDOW.

     Total Premiums Paid = $50,000        Cash Value = $75,000        Policy
Year: 1

     Partial Withdrawal of $28,000 taken in 1st policy year

     Surrender Charge Free Window in effect before Partial Withdrawal was taken:
     The greater of:
        10% of Total Premiums Paid = $5,000
        or
        100% of Gain = $25,000

     Surrender Charge Free Window in effect when Partial Withdrawal was taken = $25,000

    Partial Withdrawal subject to Surrender Charge:
     $28,000 minus $25,000 = $3,000
     Surrender Charge on the Partial Withdrawal:
     $3,000 x 9% = $270


     Unless you direct us otherwise, any charge applicable to the partial withdrawal will be assessed against the policy's remaining cash value.


        MONTHLY DEDUCTIONS

     On each Monthly Deduction Day, we first deduct the Cost of Insurance from the Cash Value. We then deduct the Deferred Sales Expense Charge and the Monthly Administrative Charge.

           INSURANCE CHARGES

           COST OF INSURANCE CHARGE

     We will deduct from your Cash Value a charge for the cost of insurance protection on each Monthly Deduction Day. The charge is based on such factors as the gender, attained age and underwriting class of the Insured, the Net Amount at Risk and the Cash Value. The charge varies monthly and it is determined by multiplying the applicable cost of insurance rate by our Net Amount at Risk each Policy month. Any change in the cost of insurance rates will be in accordance with the procedures and standards on file with all appropriate officials, including the Superintendent of Insurance of the State of New York. The monthly cost of insurance rates will be reviewed whenever the rates for new issues on the same policy form or in the same policy series change, but in any event, at least once every five years, and not more frequently than annually. The cost of insurance rates will never exceed the guaranteed rates shown in the Policy.

           INVESTMENT CHARGES

           DEFERRED SALES EXPENSE CHARGE


     We will deduct a Deferred Sales Expense Charge from the Cash Value on each Monthly Deduction Date following each premium payment over a ten-year period to partially cover our expenses of selling the policy to you. The amount of the sales expense charge in a Policy Year is not necessarily related to our actual expenses for that particular year. To the extent that sales expenses are not covered by the sales expense charge and the surrender charge, they will be recovered from NYLIAC surplus, including any amounts derived from the mortality and expense risk charge, the charge for cost of insurance protection or the Separate Account administrative charge. The sales expense charge we deduct is a percentage of the premium you pay. If you make more than one premium payment, the amount is deducted from the pro rata share of Cash Value attributable to that Premium Payment. This charge is comprised of:


                                                                        GUARANTEED
                                                      CURRENT            MAXIMUM
                                                  ----------------   ----------------
 --  Sales Expense Charge                              0.40%
 --  Premium Tax                                       0.30%                *
 --  Federal Tax (DAC)                                 0.20%                *
TOTAL DEFERRED SALES EXPENSE                       0.90% ANNUALLY     1.00% ANNUALLY
                                                      *Change as tax laws change

           MONTHLY ADMINISTRATIVE CHARGE

     In the first three Policy Years, there is a charge currently equal to 0.60% (0.70% guaranteed) of your Cash Value on an annual basis. This charge compensates us for costs we incur in providing certain administrative services including recordkeeping, processing claims and communicating with Policy owners. In Policy Years 4 and subsequent, we will waive the Monthly Administrative Charge if your Cash Value equals or exceeds $200,000. If not, your Monthly Administrative Charge will be calculated as follows:

                                                                 CHARGE
                                                          (AS ANNUAL PERCENTAGE
                       CASH VALUE                            OF CASH VALUE)
                       ----------                         ---------------------
Below $30,000                                                   0.60%
Equal to or greater than $30,000 but below $60,000              0.55%
Equal to or greater than $60,000 but below $90,000              0.50%
Equal to or greater than $90,000 but below $120,000             0.40%
Equal to or greater than $120,000 but below $150,000            0.30%
Equal to or greater than $150,000 but below $180,000            0.20%
Equal to or greater than $180,000 but below $200,000            0.10%
Equal to or greater than $200,000                          Zero - no charge

     SEPARATE ACCOUNT CHARGES

        MORTALITY AND EXPENSE RISK CHARGE

     We deduct a mortality and expense risk charge from each Investment Division to cover our mortality and expense risk. The mortality risk we assume is that the group of lives insured under our policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering policies may be more than we estimated. If these charges are insufficient to cover assumed risks, the loss will be deducted from NYLIAC's surplus. Conversely, if the charge proves more than sufficient, any excess will be added to the NYLIAC surplus.

     Current Mortality and Expense Risk Charge - We deduct on a daily basis a mortality and expense risk charge that is equal to an annual rate of 0.50% of the average daily net assets of each Investment Division.

     Guaranteed Mortality and Expense Risk Charge - While we may change the level of the mortality and expense risk charge we deduct, we guarantee that this charge will never be more than an annual rate of 0.80% of the average daily net assets of each Investment Division.

        OTHER CHARGES YOU MIGHT INCUR

     We do not currently make any charge against the Investment Divisions for federal income taxes attributable to them. However, we reserve the right to make such a charge in order to provide for the future federal income tax liability of the Investment Divisions. For more information on charges for federal income taxes, see "Federal Tax Considerations".

     ELIGIBLE PORTFOLIO CHARGES

     Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Eligible Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy, and they may vary from year to year. These charges are described in the Funds' prospectuses accompanying this Prospectus.

                                  YOUR POLICY

     Policy Owner, or "you" -- As long as your Policy is in force, you can exercise all rights under the Policy while the Insured is alive and a beneficiary has not been irrevocably named.

     Beneficiary -- You name the beneficiary in the application for the Policy. You can change the beneficiary during the Insured's lifetime by written request to us. If no beneficiary is living when the Insured dies, the Life Insurance Benefit proceeds will be paid to the Policy Owner if living, otherwise to the Policy Owner's estate.

     Assignment -- You can assign your Policy as collateral for a loan or other obligation. Until you provide us with a copy of the assignment, we are not responsible for any payment made or action taken. We are not responsible for the validity of any assignment.

     Statements to Policy Owners -- We will send you a statement at least once each year, showing:

      -- the current Cash Value, Cash Surrender Value, Face Amount and Life Insurance Benefit;

      -- the premiums paid, Monthly Deduction amounts and any loans since your last statement;

      --  the principal amount of any loan, and loan interest;

      -- any notifications required by the Insurance Department of the state where your Policy was delivered.

     Limit on Right to Contest -- During the Insured's lifetime, we may not contest the validity of the Policy after it has been in force for two years from the date we issue the Policy. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the Insured commits suicide within two years from the date we issue the Policy, or such period as specified in state law, the benefit payable will be limited to the Cash Value minus any indebtedness (except in Missouri).

     Misstatement of Age or Sex -- If the age or sex of the Insured is incorrectly stated, the Life Insurance Benefit will be appropriately adjusted as specified in the Policy.

     POLICY LIMITATIONS

     Dividends -- We will not pay any dividends under the Policy.

     CHANGES TO POLICY OR SEPARATE ACCOUNT

     Substitutions, Additions, or Deletions of Funds -- We reserve the right, subject to any applicable law, to make certain changes to the Eligible Portfolios offered under your Policy. We may, in our sole discretion, establish new Eligible Portfolios. New Eligible Portfolios will be made available to existing Policy Owners as appropriate.

     We may also close one or more Eligible Portfolios to additional payments or transfers from existing Investment Divisions. We reserve the right to eliminate the shares of any of the Funds for any reason and to substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the SEC and we have notified you of the change.

     If we decide that it is in the best interest of Policy Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.

     Separate Account Taxes -- Currently, there is no charge for federal income taxes that may be attributable to the Separate Account. However, we reserve the right to make such a charge in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.

                                    PREMIUMS

     Application for a Policy -- To purchase a Policy, you must submit an application to us. We will issue a Policy only on the lives of proposed Insureds age 90 and under who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason. Other than those described in this Prospectus, no change in the terms or conditions of a Policy will be made without your consent. The minimum initial premium we accept is $10,000 for Insureds ages 18 and above, and $5,000 for Insureds ages 17 and below as of the Issue Date.

     Your Policy is effective after we receive all outstanding delivery requirements and receive your initial single premium. You must pay your initial single premium in a single payment. The date your Policy becomes effective is called the Policy Date. This date is the date used to determine all future monthly or annual transactions on your Policy, such as Monthly Deductions.

     If your application for a Policy is rejected, we will return your initial premium payment. In cases where we receive the initial payment with the application, we will provide fixed conditional insurance during underwriting according to the terms of conditional receipt you received when you completed the application and if you die before we finish the underwriting process, we will pay the Face Amount, up to a limit of $1,000,000. If no fixed conditional insurance was in effect, then on Policy delivery we will require you to pay the full initial single premium to place the insurance in force.

     Premium Payments -- You pay a single premium and, subject to restrictions, you can pay additional premiums. However, if payment of additional premiums will cause the

Life Insurance Benefit of your policy to increase more than the Cash Value of your policy will increase, we may require proof of insurability before accepting that payment and applying it to your policy. You can choose a single initial premium based on 80% or 100% of the Guideline Single Premium (based on the Face Amount). The GSP is shown on your Policy Data page.

     The Death Benefit Guarantee is provided only if your initial single premium is based on 100% of the GSP. It is not available if your initial single premium is based on 80% of the GSP. If you select an initial single premium based on 80% of the GSP, you can remit additional premiums up to the maximum limits set by
Section 7702 of the Code (as you can on the 100% GSP option) (Guideline Limits). However, making these additional payments will never result in a Death Benefit Guarantee. We will not accept premiums that violate the Guideline Limits. Additional premiums may be remitted up to Maturity. We require any additional premiums payments to be at least $500.

     A 9-year surrender charge period will be applied only to the initial single premium. Additional premiums will not have a separate surrender charge period. The initial single premium effective date will start the 9-year surrender charge period.

     A 10-year Deferred Sales Expense Charge period will be applied to each premium remitted. Each premium's effective date will start a 10-year Deferred Sales Expense Charge period.

     Loan repayments are not subject to surrender or Deferred Sales Expense Charges.

     Unplanned premiums, remitted on a Policy with an outstanding loan balance, will automatically be applied as follows:

      --  Loan repayment

      --  Unplanned premiums up to the Guideline Limits.

     Underwriting -- We have three underwriting categories: Preferred, Select, and Special. In most states, our categories distinguish between male and female. However, in Montana, the Policy is underwritten on a gender-neutral basis. Your underwriting category will help to determine the cost of insurance charge we assess.

     Allocation of Premiums -- We allocate your entire initial premium payment to the General Account as of the Issue Date. These premium payments remain in the General Account until the end of the Free Look Period.

     We will then allocate the Cash Value (premium payments plus interest earned, less any partial withdrawals) in the General Account to the investment options according to the premium allocations you specify in your Policy application. The allocation is made upon the expiration of the free look period, or the date we receive the final requirements to put the Policy in force, whichever is later.

     Accumulation Unit Values -- The accumulation unit value for each Investment Division varies daily to reflect the investment experience of the applicable underlying Eligible Portfolio. To determine the current accumulation unit value, we take the prior Valuation Day's accumulation unit value and multiply it by the Net Investment Factor for the Valuation Period then ended.

     Accumulation Units -- The premiums you allocate to the Investment Divisions are used to purchase Accumulation Units. We determine the number of Accumulation Units of each Investment Division by dividing the amount of premium you have allocated to an Investment Division by the accumulation unit value of that Investment Division on the date the allocation is effective.

     The Net Investment Factor is used to measure the investment performance of an Investment Division from one Valuation Day to the next. The Net Investment Factor for each Investment Division equals:

      -- The net asset value per share of each Eligible Portfolio held in the Investment Division at the end of the current Valuation Period; divided by

      -- The net asset value per share of each Eligible Portfolio held in the Investment Division at the beginning of the Valuation Period.

     You should refer to the Funds' prospectuses accompanying this Prospectus for a description of how the assets of each Fund are valued, because these determinations have a direct bearing on the Accumulation Unit Value of the Investment Division and, therefore, your Cash Value.

     All valuations in connection with your Policy will be made on the date that we receive your request or payment at our Home Office before the close of the New York Stock Exchange on any Valuation Day. Otherwise a valuation will be made on the next date which is a Valuation Day.

     Cash Value -- Each Policy has a Cash Value. There is no minimum guaranteed Cash Value. The Cash Value equals the current value of the Investment Divisions, plus the value of the Fixed Account under the policy.

     Your Cash Value is related to the Accumulation Unit Value of each Investment Division to which you have allocated your premiums and to the amounts that you have allocated to the Fixed Account. The Cash Value on any Valuation Day is calculated by multiplying the number of Accumulation Units by the Accumulation Unit Value and then totaling the results for all the Investment Divisions, and then adding the Cash Value attributable to the Fixed Account to that total. The Cash Value can change on a daily basis and is computed on each Valuation Day. Therefore, your Cash Value varies to reflect the investment performance of the underlying Eligible Portfolios, the value of amounts you have allocated to the Fixed Account and the Monthly Deduction Amounts.

     Suspension of Valuation, Payments and Transfers -- We will suspend all procedures requiring valuation (including transfers, surrenders and loans) when:

      --  the New York Stock Exchange is closed;

      --  trading on the New York Stock Exchange is restricted by the SEC;

      --  the SEC permits and orders postponement; or

      --  the SEC determines that an emergency exists to restrict valuation.

           TRANSFERS, DOLLAR COST AVERAGING, AND ACCOUNT REBALANCING

     TRANSFERS OF CASH VALUE

     While the Policy remains in force, and subject to transfer rules then in effect, you may request that part or all of the Cash Value of a particular Investment Division be transferred to other Investment Divisions. We reserve the right to apply a charge of up to $30 for each transfer (other than Dollar Cost Averaging, Automatic Asset Allocation and Interest Sweep Transfers) after the first 12 in a Policy Year. Transfers cannot be made on consecutive Business Days. We will apply any transfer charge to the appropriate Investment Divisions, and/or the Fixed Account, on the basis of the amount of the total transfer that is allocated from each Investment Division and/or the Fixed Account. We also reserve the right not to accept transfer instructions that are submitted on your behalf by any person, asset allocation service, and/or market timing service. Currently, we do not restrict the number of transfers or apply charges on transfers.

     We require that any transfer between Investment Divisions or from the Fixed Account to any Investment Division be at least $500 or the balance of an Investment Division or the Fixed Account. The maximum amount you can transfer from the Fixed Account to the Investment Divisions during any Policy Year, is the greater of (i) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (ii) $5,000. We will not limit the amount of money that can be transferred into the Fixed Account unless we are crediting interest on amounts allocated to the Fixed Account at the minimum interest crediting rate of 3%. In those circumstances, we limit transfers to the greater of: (i) 20% of the total amount in the Investment Divisions at the beginning of the Policy Year; or
(ii) $5,000. This limitation on transfers into the Fixed Account does not apply if the Insured's Attained age is 65 or greater.

     Transfers can be made by written request or by calling us toll free at 1-800-598-2019. Transfers by telephone may be made by the agent of record or by an attorney-in-fact pursuant to a power of attorney. We will use reasonable procedures to make sure that the instructions we receive through the telephone are genuine. Before a service representative accepts any request, he or she will ask the caller for the caller's Social Security Number and address. We will also record all calls.

     You can use the Voice Response Unit (VRU) to transfer Cash Value among the Investment Divisions and/or the Fixed Account and change the allocation of any unplanned premium payments. You must complete a Telephone Authorization Form to conduct telephone transfers through the VRU. We will assign a personal identification number (PIN) to you. You must properly enter the PIN before we allow any transactions through the VRU. We reserve the right to temporarily discontinue the availability of the VRU.

     We will confirm all telephone transactions in writing. We are not responsible for any loss, cost or expense for any actions we take based on telephone instructions we believe are genuine.

     It is your responsibility to verify the accuracy of all confirmations and to promptly advise us of any inaccuracies within 30 days of receipt.

     Transfer requests received after 4:00 p.m. will be priced as of the next Business Day. Transfers will be effected at the price next determined after receipt of the transfer request.

     DOLLAR COST AVERAGING

     Our Dollar Cost Averaging program permits you to instruct us to make periodic transfers automatically from any of the Investment Divisions to any of the other

Investment Divisions or to the Fixed Account. You cannot instruct us to make transfers automatically FROM the Fixed Account to any of the Investment Divisions. In addition, if we are crediting interest to the Fixed Account at the minimum interest crediting rate of 3%, we will limit Dollar Cost Averaging transfers to the Fixed Account to the greater of 20% of the Cash Value of the Investment Divisions at the beginning of that Policy Year or $5,000.

     If you want to participate in our Dollar Cost Averaging program, your Cash Value must be at least $2,500. You must then continually maintain a minimum Cash Value of at least $2,000 to continue to participate in our Dollar Cost Averaging program.

     You instruct us:

      --  How much Cash Value to transfer (at least $100).

      --  The accounts TO and FROM which Cash Value should be transferred.

      -- How often you want us to transfer Cash Value -- monthly, quarterly, semi-annually or annually.

      -- What day of the month you want us to transfer Cash Value - you can select any day of the month except the 29th, 30th or 31st.

      --  The termination date, if applicable.

     Confirmation statements are sent for each transfer as it occurs. Dollar Cost Averaging cannot be used in conjunction with Automatic Asset Reallocation.


     Dollar Cost Averaging is available to you at no additional cost.


     AUTOMATIC ASSET REALLOCATION

     Our Automatic Asset Reallocation program permits you to instruct us to automatically reallocate Cash Value among the Investment Divisions to maintain a proportion that you pre-determine. To participate, your Cash Value allocated to the Investment Divisions must be at least $2,500. You must then continually maintain a minimum Cash Value allocated to the Investment Divisions of at least $2,000 to continue to participate.

     To participate, you instruct us:

      -- How often you want us to transfer Cash Value -- monthly, quarterly, semi-annually or annually.

      -- What day of the month you want us to transfer Cash Value -- you can select any day of the month except the 29th, 30th or 31st.

     Confirmation statements are sent for each transfer as it occurs. Automatic Asset Reallocation cannot be used in conjunction with Dollar Cost Averaging.


     Automatic Asset Reallocation is available to you at no additional cost.


     INTEREST SWEEP

     Our Interest Sweep program permits you to instruct us to automatically transfer interest earned in the Fixed Account to one or more Investment Division(s). To participate in our Interest Sweep program, your Cash Value allocated to the Fixed

Account must be at least $2,500 and you must continually maintain a minimum Cash Value of $2,000 in the Fixed Account to continue to participate.

     You instruct us:

      --  When you want us to begin Interest Sweep.

      -- How often you want us to transfer Cash Value -- monthly, quarterly, semi-annually or annually.

      --  How to allocate transfers among Investment Division(s).

     The aggregate amount of funds transferred FROM the Fixed Account in any given Policy year may not be greater than (i) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (ii) $5,000.


     Interest Sweep is available to you at no additional cost.


     THIRD PARTY INVESTMENT ADVISORY ARRANGEMENTS

     In some cases, the Policy may be sold to Policy Owners who independently utilize the services of a third party adviser offering asset allocation and/or market timing services. NYLIAC may honor transfer and withdrawal instructions from such asset allocation and market timing services if it has received authorization to do so from the Policy Owner participating in the service. We do not endorse, approve or recommend such services in any way and you should be aware that fees paid for such services are separate from and in addition to fees paid under the Policy.

     Because the amounts associated with some of these transactions may be unusually large, the investment advisers may have difficulty processing the transactions. In addition, execution of such transactions may possibly adversely affect the accumulation values of Policy Owners who are not utilizing asset allocation or market timing services. Accordingly, NYLIAC reserves the right to not accept transfer instructions which are submitted by any person, asset allocation and/or market timing services on behalf of Policy Owners. We will exercise this right only in accordance with uniform procedures that we may establish from time to time and that will not unfairly discriminate against similarly situated Policy owners.

                    LIFE INSURANCE BENEFITS AND CASH VALUES

     Life Insurance Benefit -- While the Policy is in force, we will pay the Life Insurance Benefit proceeds to the beneficiary when the Insured dies. You must notify us in writing as soon as possible after the death of the Insured. The Life Insurance Benefit proceeds payable to the beneficiary equal the Life Insurance Benefit less any unpaid loan principal and interest outstanding, and any past due Monthly Deductions.

     We will pay interest of at least 3% per year on the Life Insurance Benefit proceeds from the date of the Insured's death to the date we pay the Life Insurance Benefit proceeds in a lump sum or until a periodic payment option is selected.

     The Life Insurance Benefit equals the greater of:

      --  the Face Amount; or

      --  the Cash Value multiplied by a specified percentage.

     The percentage varies according to the attained age of the Insured and is specified in the Policy. Therefore, an increase in Cash Value may increase the Life Insurance Benefit under certain circumstances. However, because the Life Insurance Benefit will never be less than the Face Amount, a decrease in Cash Value due to market performance may decrease the Life Insurance Benefit, but never below the Face Amount. This is illustrated in the following example:

           EXAMPLE

                                                          A               B
                                                      ---------       ---------
Face Amount.........................................  $100,000        $100,000
Insured's Age.......................................        40              40
Cash Value on Date of Death.........................  $ 50,000        $ 25,000
Specified Percentage................................       250%            250%

     In Example A, the Life Insurance Benefit equals $125,000, i.e., the greater of $100,000 (the Face Amount) or $125,000 (the Cash Value at the Date of Death of $50,000, multiplied by the specified percentage of 250%). This amount minus any outstanding loan principal and interest and unpaid Monthly Deductions constitutes the Life Insurance Benefit proceeds which we would pay to the beneficiary. In Example B, the life insurance benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $62,500 (the Cash Value of $25,000, multiplied by the specified percentage of 250%).

     Life Insurance Benefit Policy Proceeds -- Proceeds from the Life Insurance Benefit are placed in the General Account once we receive written notification of the Insured's death. All or part of the Life Insurance Benefit proceeds can be paid in cash or applied under a periodic payment option.

     Periodic Payment Options -- The Life Insurance Benefit proceeds under your Policy can be paid in a lump sum or can be applied to one of our periodic payment options. If any payment under an option would be less than $100, we will pay any unpaid amount in a lump sum. You can select a payment option before the Insured dies. After the Insured dies, any beneficiary who would otherwise receive Life Insurance Benefit proceeds in a lump sum can select a periodic payment option. If a payment option is selected, the proceeds are not subject to the investment experience of the Separate Account.

     The following settlement options are available under your Policy:

OPTION 1A AND 1B -- INTEREST INCOME

     You can keep Life Insurance Benefit proceeds with us and earn interest. We will set an interest rate each year. The interest rate will never be less than 3% per year.

OPTION 1A -- INTEREST ACCUMULATION OPTION

     We will credit interest each year on the Life Insurance Benefit proceeds we still have. The beneficiary may withdraw Life Insurance Benefit proceeds in increments of $100 or greater. We pay interest to the date of withdrawal on amounts withdrawn.

OPTION 1B -- INTEREST PAYMENT OPTION

     You can instruct us to pay interest: (i) once each month; (ii) once every three months; (iii) once every six months; or (iv) once every year.

OPTION 2 -- LIFE INCOME OPTION

     We will make equal payments every month during the lifetime of the beneficiary or the beneficiaries. We determine the amount of the monthly payment by applying the Life Insurance Benefit proceeds to purchase a corresponding single premium life annuity policy which is being issued when the first payment is due. We determine payment amounts by multiplying the amount applied to the annuity by an annuity rate. The annuity rate is set by us and is not less than the rate specified in the Option 2 Table in your Policy.

     Benefits at Maturity -- If the Insured is living on the "Maturity Date" (the anniversary of the Policy Date on which the Insured is age 100), you may elect to:

     1. continue the Policy with the Death Benefit Guarantee (if the Death Benefit Guarantee is in effect);

     2. continue the Policy without the Death Benefit Guarantee; or

     3. surrender the Policy.


     If you do not make an election, we will not distribute the Cash Surrender Value to you. Instead, if the Death Benefit Guarantee is in effect, we will automatically continue the Policy with the Death Benefit Guarantee. We will transfer all amounts you have allocated to the Investment Divisions to a cash management investment division. Your Face Amount and Death Benefit Guarantee amount will be the greater of the Death Benefit Guarantee amount at Maturity or the Cash Value at Maturity. We will not assess any further Monthly Deductions, but we will continue to deduct Separate Account charges and the Eligible Portfolio will continue to deduct its own fees and expenses. You will not be permitted to make transfers into any other Investment Division, make additional premium payments into any Investment Division other than the Cash Management investment division, or make partial withdrawals.


     If the Death Benefit Guarantee is not in effect, or if you affirmatively elect to continue the Policy without the Death Benefit Guarantee, your Cash Value will remain invested in the same investment options as before Maturity. You will be paid the Cash Surrender Value upon the death of the insured. We will not assess any further Monthly Deductions, but we will continue to deduct Separate Account charges and the Eligible Portfolios will continue to deduct their own fees and expenses.

     If you surrender the Policy to us, we will pay you the Cash Surrender Value, the Policy will terminate, and we will have no further obligations under the Policy.

     Charges and Cash Values -- Your Cash Value decreases due to the deduction of Policy charges. Cash Value may increase or decrease depending on investment performance. Fluctuations in your Cash Value may cause your Policy to lapse unless you have a Death Benefit Guarantee. If your Policy lapses, your Policy terminates and no Life Insurance Benefit will be paid.

                      MAKING WITHDRAWALS FROM YOUR POLICY

     Surrenders -- While your Policy is in force, you can, without the consent of any revocable beneficiary, fully surrender your Policy. Upon surrender, you receive the Cash Surrender Value determined as of the day we receive your request or the effective surrender date that you request, if later. We pay the Cash Surrender Value of the Policy within seven days of our receipt of your written request or on the effective surrender date that you request, whichever is later. Your Policy will terminate on the date of our receipt of the written request, or the date you request the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering your Policy, see "Federal Tax Considerations".

     Partial Withdrawals -- While your Policy is in force, you can elect, by written request, to make partial withdrawals. The Cash Surrender Value after a partial withdrawal cannot be reduced below the minimum initial single premium required by issue age ($5,000 for issue ages 17 and below; $10,000 for issue ages 18 and above); otherwise, the request will be treated as a request for full surrender. We will deduct partial withdrawals proportionally from each Investment Division, unless you instruct otherwise. In any Policy Year, partial withdrawals in excess of the greater of 10% of premiums paid or 100% of Gain will be subject to the Surrender Charge. For a discussion of the tax consequences of partial withdrawals, see "Federal Tax Considerations".

     If you make a partial withdrawal and your Policy's Life Insurance Benefit equals the Face Amount, we will reduce the Face Amount. The Cash Value will also be reduced, on a dollar-for-dollar basis, by the amount of your partial withdrawal plus any applicable fees and charges. If your Policy's Life Insurance Benefit exceeds the Face Amount, then

      -- if, after the withdrawal, your Policy's Life Insurance Benefit would continue to exceed the Face Amount, we will reduce your Life Insurance Benefit by the amount of the Cash Value you withdrew plus any applicable fees and charges, multiplied by an applicable percentage that you will find in your Policy in the table captioned "Table Of Percentages For Life Insurance Benefit For Compliance With IRC Section 7702", and we will reduce the Cash Value on a dollar-for-dollar basis by the amount of your partial withdrawal plus any fees and charges; or

      -- if, after the withdrawal, your Policy's Life Insurance Benefit would not continue to exceed the Face Amount, we will first determine how much of your withdrawal is attributable to a reduction of the Life Insurance Benefit to the Face Amount. We then reduce your Policy's Face Amount by an amount equal to the remainder of the withdrawal. We will reduce the Cash Value on a dollar-for-dollar basis by the amount of your partial withdrawal plus any applicable fees and charges.


     Right to Examine -- You have a limited right to return your Policy for cancellation. You can deliver or mail the Policy to us or to the registered representative from whom it was purchased any time during your free look period. Your free look period begins on the day you get your Policy and, unless a different time period is required by state law, ends twenty days after you get it. Unless otherwise required by state law, the Policy will then be rescinded and we will pay an amount equal to the Cash Value or the amount of premiums you paid, less any loans and partial withdrawals you have previously taken, whichever is greater. If your Policy is replacing another Policy, your free look period and the amount paid to you upon the return of your Policy vary by state.

     Right to Exchange -- Once the Policy is in effect, it may be exchanged, during the first 24 months after issue, for a non-variable permanent life insurance policy offered by us (or an affiliated company) on the life of the Insured. No evidence of insurability will be required. The new policy will have the same Net Amount at Risk as under the exchanged Policy on the date of exchange or the same Death Benefit. The effective date, issue date and issue age will be the same as existed under the exchanged Policy. If a Policy loan was outstanding, the entire loan must be repaid. The exchange is subject to adjustments in payments and Cash Values to reflect variances, if any, in the payments and Cash Values under this Policy and the new policy.

                                     LOANS

     Availability of Loans -- At any time while the Policy is in force, you, without the consent of any revocable beneficiary, can borrow against the Policy. Any new loan taken together with any existing loans and accrued interest cannot exceed 90% of the Cash Surrender Value. There is no minimum loan amount. Because, under most circumstances, the Policy is deemed a modified endowment contract under the Internal Revenue Code, there may be adverse tax consequences if you take a loan. Loans will be taxed to the extent of any Gain. You may also be required to pay a 10% tax penalty on distributions to the extent of any Gains. For a discussion of tax consequences of loans, see "Federal Tax Considerations -- Modified Endowment Contracts".

     The proceeds of a loan will be delivered to you within seven business days of our receipt of the loan request.

     Unless you specify otherwise, all loan amounts will be transferred on a pro rata basis from each Investment Division to the Fixed Account.

     There must be an amount equal to 106% of any outstanding loan (including interest) plus 106% of the new loan in the Fixed Account. If a sufficient amount is not in the Fixed Account when the loan is requested, a sufficient amount will be transferred FROM the Investment Divisions TO the Fixed Account. While there is an outstanding loan, no Partial Withdrawal or Transfer that would reduce the Cash Value in the Fixed Account below 106% of the total outstanding loan will be permitted.

     If the total amount of any unpaid loans (including any accrued loan interest) is greater than the Cash Surrender Value on any Monthly Deduction Day and the Death Benefit Guarantee is not in effect, we will give you written notice that, unless we receive an additional payment within 62 days to reduce the aggregate outstanding loan(s) secured by the Policy, the Policy may lapse. See "Lapse and Reinstatement."

     Loan Interest Due -- Loan interest accrues each day and is payable on the Policy anniversary, on the date of death, surrender, lapse or on the date of a new loan (loan increase) or loan repayment. Loan interest not paid in cash (by 31 days following the Policy Anniversary) will be capitalized and added to the loan principal. This may cause additional amounts to be transferred from the Investment Divisions to the Fixed Account.

     Loan Repayments -- You can repay all or any part of a loan at any time while your Policy is in force. The amount of your Policy loan repayment will be deducted from the values held as collateral against the loan with the Fixed Account. It will be allocated among the Investment Divisions in the same percentage as premiums are allocated. If your Policy lapses any outstanding loan plus interest must be repaid before the Policy will be reinstated.

     Effect of Loans on Cash Value -- A loan, repaid or not, has a permanent effect on your Cash Value. This effect occurs because the investment result of each Investment Division applies only to the amount remaining in such Investment Divisions. The longer a loan is outstanding, the greater the effect on your Cash Value is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for loaned amounts held in the Fixed Account, your Cash Value will not increase as rapidly as it would have had no loan been made. If the Investment Divisions earn less than the interest earned on loaned amounts held in the Fixed Account, then your Cash Value may be greater than it would have been had no loan been made. If not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be payable.

     In addition, because the Policy is deemed a modified endowment contract, unpaid loan interest generally will be treated as a new loan under the Code. Therefore, there may be adverse tax consequences. For a discussion of the tax consequences of borrowing against the Policy, see "Federal Tax
Considerations -- Modified Endowment Contracts."

     Effect of Loans on the Death Benefit Guarantee -- If, at any time, the total amount of loan principal (including any capitalized interest outstanding) exceeds 50% of the Cash Value, the Death Benefit Guarantee will terminate.

     We will notify you if your requested loan activity will cause the total amount of loan principal to exceed 50% of the Cash Value. Your loan principal can exceed 50% of Cash Value if you make a loan request or if we capitalize accrued and unpaid loan interest. You must cancel your loan request or pay accrued interest before it is capitalized in order to prevent the Death Benefit Guarantee from terminating.

     Credited Interest -- The interest rate credited to amounts held in the Fixed Account as collateral for a loan will be 5% until the 11th Policy Year and then it will be 5.5%.

     Policy Loan Rates -- The loan interest rate that we currently charge on all loans is 6% per year, in arrears. The loan interest rate is guaranteed not to exceed 8% per year for the life of the Policy.

                            LAPSE AND REINSTATEMENT

     Lapse -- Your Policy will remain in force unless the Cash Surrender Value is insufficient to cover the Deduction Amount due on a Monthly Deduction Date and your Policy does not include the Death Benefit Guarantee. We will notify you in writing, warning you that your Policy is in danger of terminating.


     Grace Period -- Your Policy provides a 62-day grace period (31 days for Policies issued in Florida) to pay an amount sufficient to cover the amount due. The notice will indicate the amount that must be paid. Certain states have special provisions.


     The Policy will continue through the grace period, but if no additional premium payment is made and the Cash Surrender Value remains insufficient to cover the amounts due, it will terminate at the end of the grace period. If the Insured dies during the grace period, the Life Insurance Benefit Proceeds payable under the Policy will be reduced by the Deduction Amount(s) due. See "Death Benefits and Cash Values".

     Reinstatement -- If your Policy lapses, you can apply for reinstatement of the Policy by payment of the reinstatement premium described in the Policy including any charges due. A request for reinstatement can be made within five years of lapse. If a loan is outstanding at the time of lapse, we require repayment of the loan before you can reinstate. In addition, we reserve the right to require evidence of insurability satisfactory to NYLIAC.

                 ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS

     You may apply for additional benefits by selecting the Living Benefits Rider (also known as the Accelerated Benefits Rider) at no additional charge. Subject to availability in each jurisdiction, we will include a Spouse's Paid-up Insurance Purchase Option Rider with your Policy at no additional charge.

     LIVING BENEFITS RIDER

     Under this rider, if the insured has a life expectancy of twelve months or less, in most states you may request a portion or all of the Life Insurance Benefit proceeds as an accelerated death benefit.

     You may elect to receive an accelerated death benefit of 25%, 50%, 75%, or 100% of certain eligible proceeds from your Life Insurance Benefit proceeds. We will pay you an amount equal to:

Elected       X  Eligible    X  Interest    -  Administrative fee    -  Elected percentage of any
percentage       proceeds       factor            (up to $150)             unpaid Policy loan

     Minimum accelerated benefit amount: $25,000.

     Maximum accelerated benefit amount: $250,000 (total for all of your NYLIAC policies).

     If you accelerate less than 100% of the eligible proceeds, the remaining Face Amount of your Policy after we pay this benefit must be at least $50,000. We do not permit any subsequent acceleration.

     When we make a payment under this rider, we will reduce your Policy's Face Amount, Monthly Deductions, Cash Value, and any unpaid Policy loan based on the percentage you elected.

     SPOUSE'S PAID-UP INSURANCE PURCHASE OPTION RIDER

     This rider allows a spouse who is the Beneficiary under the Policy to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability when the Insured dies. This rider is included in the Policy at no additional cost.

     The maximum face amount of the new paid-up whole life policy is the lesser of:

     (i) the Life Insurance Benefit payable under this Policy (before any unpaid loan is deducted); or

     (ii) $5,000,000.

     If the Insured's spouse dies at the same time as the Insured or within 90 days after the Insured's death and does not exercise the option under this rider, we will pay a benefit to the spouse's estate equal to the maximum amount of insurance coverage that could have been purchased under this rider minus the premium payment that would have been required for that insurance.

     If someone other than the spouse (including a trust) is the owner and beneficiary under the Policy, that person can also exercise the option and purchase a paid-up whole life Policy on the life of the spouse. The owner must have an insurable interest in the life of the spouse and the spouse must consent to the issuance of the new insurance in writing.

                           FEDERAL TAX CONSIDERATIONS

     GENERAL

     Since federal tax law is complex, the tax consequences of purchasing this Policy will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this Policy is right for you.

     Our general discussion of the tax treatment of this Policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this Policy cannot be made in the Prospectus. We also do not discuss state, municipal or other tax laws that may apply to this Policy. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

     TAXATION OF NYLIAC AND THE SEPARATE ACCOUNT

     The Separate Account is taxed as a part of NYLIAC, which is taxed as a life insurance company under Subchapter L of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the Eligible Portfolios) are reinvested and are taken into account in determining the value of the Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policy.

     NYLIAC does not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for federal income taxes. If NYLIAC incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for such taxes against the Separate Account.

     INCOME TAXATION OF POLICY BENEFITS

     For federal income tax purposes, the Policy should be treated as a life insurance contract under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. Also, a life insurance policy owner is generally not taxed on increments in the contract value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that can be invested in the Policy in order for it to qualify as life insurance. NYLIAC intends to monitor premium levels to assure compliance with the Section 7702 requirements.

     During the first fifteen Policy Years, an "income first" rule generally applies to distributions of cash value required to be made under Code Section 7702 because of a reduction in benefits under the Policy.

     You should consult with a qualified tax adviser for specific information.

     MODIFIED ENDOWMENT CONTRACTS (MECS)

     A life insurance contract is treated as a "modified endowment contract" under Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums computed under rules set forth in
Section 7702A(c). The single premium permitted under the Policy does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Policy will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange under
Section 1035 of the Code of a life insurance policy issued before June 21, 1988, which is not classified as a modified endowment contract, will not cause the new Policy to be treated as a modified endowment contract if no additional premiums are paid.

     A life insurance policy that is classified as a modified endowment contract is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increases in value are not subject to current taxation. However, loans, distributions or other amounts received from a modified endowment contract during the life of the insured will be taxed to the extent of any Gain in the Policy. Amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions.

     All modified endowment contracts that are issued within any calendar year to the same policy owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.

     You should consult with a qualified tax adviser for specific information.

     ESTATE AND GENERATION SKIPPING TAXES

     When the Insured dies, the death benefit proceeds will generally be includable in your estate for purposes of federal estate tax if you are the insured. If you were not the Insured, the fair market value of the Policy would be included in your estate upon your death. Nothing would be includable in the Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

     The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit which shelters up to $675,000 (2000) from the estate and gift tax. The Taxpayer Relief Act of 1997 gradually raises the credit over the next six years to $1,000,000. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse (when the death benefit proceeds would be available to pay taxes due and other expenses incurred).

     If you (whether or not you are an Insured) transfer ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million, as adjusted for inflation. Because these rules are complex, you should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

     DIVERSIFICATION REQUIREMENTS

     The Code requires that investments supporting your Policy be adequately diversified. Code Section 817 provides that a variable life insurance contract will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as a life insurance contract, the Policy owner will be subject to income tax on annual increases in cash value.

     The Treasury Department's diversification regulations require, among other things, that:

      -- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

      --  no more than 70% is represented by any two investments,

      --  no more than 80% is represented by any three investments and

      --  no more than 90% is represented by any four investments.

     In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

     A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or you must agree to pay the tax due for the period during which the diversification requirements were not met.

     We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all policies subject to the diversification requirements in a manner that will maintain adequate diversification.

     OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

     In order for a variable life insurance policy to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by you. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes.

     The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by an owner of a variable life insurance policy, such as the ability to select and control investments in a separate account, will cause the owner to be treated as the owner of the assets for tax purposes.

     In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which Policy Owners may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract."

     The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this Prospectus, guidance has yet to be issued. We do not know if additional guidance will be issued. If guidance is issued, we do not know if it will have a retroactive effect.

     Due to the lack of specific guidance on investor control, there is some uncertainty about when you are considered the owner of the assets for tax purposes. We reserve the right to modify the Policy, as necessary to prevent you from being considered the owner of assets in the separate account.

     TAX DEFERRAL DURING ACCUMULATION PERIOD

     Under existing provisions of the Code, except as described below, any increase in your Cash Value is generally not taxable to you unless amounts are received (or are deemed to be received) under the Policy prior to the Insured's death. If the Policy is surrendered or matures, the amount received will be includable in your income to the extent that it exceeds your "investment in the contract." (If there is any debt at the time of a surrender, then such debt will be treated as an amount distributed to you.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the Policy, less the aggregate amount received previously under the Policy to the extent such amounts received were excluded from gross income. Because the Policy is generally a modified endowment contract (unless it is the product of an exchange under Section 1035 of the Code of a contract that is not a modified endowment contract), partial withdrawals (or other such amounts deemed to be distributed) from the Policy constitute income to you for Federal income tax purposes to the extent of the Gain in the Policy.

     You should consult with a qualified tax adviser for specific information.

     LIFE INSURANCE PURCHASED FOR USE IN SPLIT DOLLAR ARRANGEMENTS

     A technical advice memorandum ("TAM") issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. On January 26, 1996, the IRS released a TAM on the taxability of life insurance policies used in certain split dollar arrangements. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

     FEDERAL INCOME TAX WITHHOLDING

     If any amounts are deemed to be current taxable income to you, such amounts will be subject to federal income tax withholding and reporting, pursuant to the Code.

     NON-INDIVIDUAL OWNERSHIP OF POLICIES

     In certain circumstances, the Code limits the application of specific tax advantages to individual owners of life insurance contracts. Prospective Policy owners which are not individuals should consult a qualified tax adviser to determine the potential impact on the purchaser.

     OTHER

     Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds depend on the circumstances of each Policy owner or beneficiary. A tax adviser should be consulted to determine the impact of these taxes.

     LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

     The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to a life insurance Policy purchase.

                               LEGAL PROCEEDINGS

     NYLIAC is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities, employment and benefits and/or other operations, including actions involving retail sales practices. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                                 OTHER MATTERS

                             ADDITIONAL INFORMATION

     ADDITIONAL INFORMATION ABOUT CHARGES

     Cost of Insurance Charge -- The cost of insurance charge covers NYLIAC's anticipated mortality costs for preferred, select and special risks. On each Monthly Deduction Day, we will deduct a charge for cost of insurance protection from the cash value of your Policy.

     The cost of insurance charge is calculated by multiplying the Net Amount at Risk on the Monthly Deduction Day by the monthly cost of insurance rate which applies to the insured at that time. The net amount at risk is based on the difference between the current Life Insurance Benefit of your Policy and the Policy's Cash Value.

     Your cost of insurance charge will vary from month to month with changes in the net amount at risk. We base the monthly cost of insurance rate we apply to your Policy on our current monthly cost of insurance rates. We may change these rates from time to time. However, the current rates will never be more than the guaranteed maximum rates shown on the Policy Data Page. We base the guaranteed rates on the 1980 Commissioner's Standard Ordinary Mortality Tables appropriate to each Insured's underwriting class if the insured is a preferred or select underwriting class. We base the guaranteed rates for policies that insure insureds in special underwriting classes on different scales. We base the current monthly cost of insurance rates on such factors as the sex, underwriting class and issue age of the Insured. Changes to the current monthly cost of insurance rates will be based on changes in future expectations of such factors as mortality, investment income, expenses and persistency.

     EXPERTS


     The financial statements of NYLIAC as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to a change in its method of accounting for the cost of computer software developed or obtained for internal use as described in
Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     Actuarial Expert -- The hypothetical Policy illustrations included in this registration statement with respect to the Separate Account have been approved by Michael Fong,

FSA, MAAA, Assistant Actuary, for NYLIAC, and are included in reliance upon his opinion as to their reasonableness.

     DIRECTORS AND OFFICERS OF NYLIAC

     The following table shows a brief description of the business experience of officers and directors of New York Life Insurance and Annuity Corporation:

                DIRECTORS                             POSITIONS DURING LAST FIVE YEARS
Seymour Sternberg.........................  Chairman of the Board, Chief Executive Officer and
                                            President of New York Life from April 1997 to date;
                                            President and Chief Operating Officer of New York
                                            Life from October 1995 to April 1997; Vice Chairman
                                            and President Elect from February 1995 to October
                                            1995; Executive Vice President prior thereto.
                                            President of NYLIAC from November 1995 to May 1997.
Gary G. Benanav...........................  Vice Chairman of New York Life from November 1999 to date, Executive Vice President from 1997 to November
                                            1999. Chairman and Chief Executive Officer of New
                                            York Life International from December 1997 to date.
                                            Executive Vice President and Chairman of Taiwan
                                            Branch of NYLIAC from May 1998 to date. President of
                                            Aeris Ventures, LLC from January to December, 1997.
                                            Prior thereto, Executive Vice President of Aetna Life
                                            and Casualty Company.
Frederick J. Sievert......................  Vice Chairman of New York Life from January 1997 to date; Executive Vice President from February 1995 to
                                            January 1997; Senior Vice President and Chief
                                            Financial Officer--Individual Operations prior
                                            thereto. President of NYLIAC from May 1997 to date;
                                            Executive Vice President from November 1995 to May
                                            1997; Senior Vice President prior thereto.
Howard I. Atkins..........................  Executive Vice President and Chief Financial Officer
                                            of New York Life and NYLIAC from April 1996 to date;
                                            Chief Financial Officer of Midlantic Corporation
                                            prior thereto.

                DIRECTORS                             POSITIONS DURING LAST FIVE YEARS
Phillip J. Hildebrand.....................  Executive Vice President of New York Life from March
                                            1999 to date; Senior Vice President in charge of the
                                            Agency Department of New York Life from 1996 to March
                                            1999. Managing Partner of Dallas General Office of
                                            New York Life from 1994 to 1996.
Richard M. Kernan, Jr.....................  Executive Vice President and Chief Investment Officer
                                            of New York Life from March 1991 to date.
George J. Trapp...........................  Executive Vice President of New York Life from June
                                            1995 to date and Corporate Secretary of New York Life
                                            from November 1995 to date; Senior Vice President of
                                            New York Life from 1991 until June 1995. Member of
                                            the Executive Management Committee of New York Life
                                            since 1994.
Frank M. Boccio...........................  Senior Vice President in charge of Individual Policy
                                            Services Department of New York Life since July 1995;
                                            Vice President of New York Life from 1994 to July
                                            1995.
Michael G. Gallo..........................  Senior Vice President in charge of the Individual
                                            Life Department of New York Life from July 1995 to
                                            date; Senior Vice President -- Northeastern Agencies
                                            from February 1994 to July 1995; Vice President prior
                                            thereto. Senior Vice President of NYLIAC from August
                                            1995 to date.
Solomon Goldfinger........................  Senior Vice President, Chief Financial Officer in
                                            charge of the Financial Management Department and
                                            Chief of Staff, Life & Annuity of New York Life from
                                            July 1995 to date; Senior Vice President in charge of
                                            the Individual Life Department prior thereto. Senior
                                            Vice President of NYLIAC from April 1992 to date.
Robert D. Rock............................  Senior Vice President in charge of the Individual
                                            Annuity Department of New York Life from March 1992
                                            to date; Vice President prior thereto. Senior Vice
                                            President of NYLIAC from April 1992 to date.

                 OFFICERS                             POSITIONS DURING LAST FIVE YEARS
Gary E. Wendlandt.........................  Chairman and Chief Executive Officer of New York Life
                                            Investment Management from December 1999 to date.
                                            Executive Vice President of NYLIAC from March 2000 to
                                            date. Executive Vice President and Chief Investment
                                            Officer of MassMutual Life Insurance Company, June
                                            1992 to April 1999.
Jay S. Calhoun, III.......................  Senior Vice President and Treasurer of New York Life
                                            from March 1997 to date; Vice President and Treasurer
                                            from November 1992 to March 1997; Corporate Vice
                                            President prior thereto. Senior Vice President and
                                            Treasurer of NYLIAC from May 1997 to date; Vice
                                            President and Treasurer of NYLIAC from January 1993
                                            to May 1997.
Frank J. Ollari...........................  Senior Vice President in charge of the Real Estate
                                            Department of New York Life from October 1989 to
                                            date. Senior Vice President of NYLIAC from April 1992
                                            to date.
Richard C. Schwartz.......................  Senior Vice President of New York Life from March
                                            1998 to date. Senior Vice President of NYLIAC from
                                            March 2000 to date. Vice President of New York Life
                                            from 1993.
Stephen N. Steinig........................  Senior Vice President and Chief Actuary of New York
                                            Life from February 1994 to date; Chief Actuary and
                                            Controller prior thereto. Senior Vice President and
                                            Chief Actuary of NYLIAC from May 1991 to date.
John A. Cullen............................  Vice President and Deputy Controller of New York Life
                                            from November 1999 to date; Vice President prior
                                            thereto. Vice President and Controller of NYLIAC from
                                            December 1999 to date; Vice President and Assistant
                                            Controller prior thereto.
Joel M. Steinberg.........................  Vice President and Actuary of New York Life from
                                            March 1998 to date; Corporate Vice President and
                                            Actuary from March 1996 to March 1998. Actuary prior
                                            to March 1996. Vice President and Actuary of NYLIAC
                                            from December 1999 to date.

     DISTRIBUTION OF THE POLICIES

     NYLIFE Distributors Inc. ("NYLIFE Distributors"), 51 Madison Avenue, New York, New York 10010, is the principal underwriter and the distributor of the policies. It is an indirect wholly-owned subsidiary of New York Life. The maximum commission typically paid to broker-dealers who have entered into dealer agreements with NYLIFE Distributors is 6.0%. A portion of this amount will be paid as commissions to registered representatives. Any sales representative or employee will have been qualified to sell variable life insurance Policies under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

     The maximum sales commission payable to agents, independent registered insurance brokers, and other registered broker-dealers is 6.0% of initial and 3.5% of subsequent premiums.


     Broker-dealers or financial institutions are compensated according to a schedule set forth by NYLIFE Distributors and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by Policy Owners. This compensation is usually paid from the sales charges described in the Prospectus.



     In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. NYLIFE Distributors, its affiliates or NYLIAC may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products.


     OTHER INFORMATION

     Mixed and Shared Funding -- Shares of the Funds may be sold to our other separate accounts, our insurance company affiliates, and (except for MainStay VP Series Fund, Inc.) other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding" ("shared funding" in the case of MainStay VP Series Fund, Inc.). As a result, there is a possibility that a material conflict may arise between the interests of Policy owners, owners of other policies or owners of variable annuity contracts with values allocated to one or more of these other separate accounts investing in any one of the Funds. If a material conflict occurs, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding, as disclosed in the Funds' prospectuses.

     Voting Rights -- We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote those shares at the Funds' shareholder meetings. To the extent required by federal securities laws or regulations, we will:

      -- Notify you of any Fund shareholders' meeting if the shares held for your Policy may be voted.

      -- Send proxy materials and a form of instructions that you can use to tell us how to vote the Fund shares held for your Policy.

      -- Arrange for the handling and tallying of proxies received from Policy Owners.

      -- Vote all Fund shares attributable to your Policy according to instructions received from you, and

      -- Vote all Fund shares for which we have not received voting instructions in the same proportion as shares for which we have received voting instructions.

     If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You can attend any Shareholder Meeting at which shares held for your Policy may be voted.

     Administrative Services -- We provide certain services to you in connection with investment of premiums and commitment of cash values to the Investment Divisions, which, in turn, invest in the Eligible Portfolios. These services include, among others, providing information about the Eligible Portfolios. We receive a service fee from the investment advisers or other service providers of some of the Funds in return for providing services of this type. Currently, we receive service fees at annual rates ranging from .10% to .21% of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions.

     Underwriting Procedures -- To purchase a Policy you must submit an application to us. A Policy will be issued only on the lives of insureds age 90 and under who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason.


FINANCIAL STATEMENTS



     We have included in this prospectus the audited financial statements of NYLIAC (including the auditor's report) for the fiscal years ended December 31, 1999, 1998 and 1997. The most current financial statements of NYLIAC are those as of the end of 1999. NYLIAC does not prepare financial statements more often than annually and believes that any incremental benefit to prospective policyowners that may result from preparing and delivering more current interim financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, NYLIAC represents that there have been no material adverse changes in the financial condition or operations of NYLIAC between the end of 1999 and the date of this prospectus. As of the date of this prospectus, the sale of Single Premium Variable Universal Life policies had not begun. Therefore, no financial statements for the Separate Account are presented.

                              FINANCIAL STATEMENTS

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                                 BALANCE SHEET

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                                (IN MILLIONS)
                                     ASSETS
Fixed maturities
  Available for sale, at fair value                           $13,289    $13,081
  Held to maturity, at amortized cost                             681        725
Equity securities                                                  89        100
Mortgage loans                                                  1,850      1,622
Real estate                                                        72        116
Policy loans                                                      512        491
Other long-term investments                                        21         26
                                                              -------    -------
     Total investments                                         16,514     16,161

Cash and cash equivalents                                       1,087        948
Deferred policy acquisition costs                               1,507        859
Deferred taxes                                                     53         --
Other assets                                                      316        282
Separate account assets                                        10,192      6,852
                                                              -------    -------
     Total assets                                             $29,669    $25,102
                                                              =======    =======
                      LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Policyholders' account balances                               $16,065    $14,743
Future policy benefits                                            356        315
Policy claims                                                      69         60
Deferred taxes                                                     --        101
Other liabilities                                               1,113        943
Separate account liabilities                                   10,134      6,792
                                                              -------    -------
     Total liabilities                                         27,737     22,954
                                                              -------    -------

STOCKHOLDER'S EQUITY
Capital stock --  par value $10,000
  (20,000 shares authorized, 2,500 issued and outstanding)         25         25
Additional paid in capital                                        480        480
Accumulated other comprehensive income (loss)                    (191)       201
Retained earnings                                               1,618      1,442
                                                              -------    -------
     Total stockholder's equity                                 1,932      2,148
                                                              -------    -------
     Total liabilities and stockholder's equity               $29,669    $25,102
                                                              =======    =======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                              STATEMENT OF INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               1999      1998      1997
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
REVENUES
  Universal life and annuity fees                             $  442    $  364    $  314
  Net investment income                                        1,179     1,108     1,084
  Investment gains, net                                           12        63       108
  Other income                                                    97        51        35
                                                              ------    ------    ------
     Total revenues                                            1,730     1,586     1,541
                                                              ------    ------    ------
EXPENSES
  Interest credited to policyholders' account balances           858       784       748
  Policyholder benefits                                          182       175       141
  Operating expenses                                             405       405       352
                                                              ------    ------    ------
     Total expenses                                            1,445     1,364     1,241
                                                              ------    ------    ------
Income before Federal income taxes                               285       222       300
Federal income taxes:
  Current                                                         52        97       114
  Deferred                                                        57       (17)       (1)
                                                              ------    ------    ------
     Total Federal income taxes                                  109        80       113
                                                              ------    ------    ------
NET INCOME                                                    $  176    $  142    $  187
                                                              ======    ======    ======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                    STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1999     1998     1997
                                                              ------    -----    -----
                                                                   (IN MILLIONS)
NET INCOME                                                    $ 176     $142     $187
  Other comprehensive income (loss), net of tax:
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during
        period                                                 (393)      79       --
       Unrealized holding gains (losses) arising during
        period, including reclassification adjustments           --       --       89
       Less: reclassification adjustment for gains (losses)
        included in net income                                   (1)      35       --
                                                              -----     ----     ----
  OTHER COMPREHENSIVE INCOME (LOSS)                            (392)      44       89
                                                              -----     ----     ----
COMPREHENSIVE INCOME (LOSS)                                   $(216)    $186     $276
                                                              =====     ====     ====

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                       STATEMENT OF STOCKHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN MILLIONS)

                                                                        ACCUMULATED
                                                         ADDITIONAL        OTHER                        TOTAL
                                              CAPITAL     PAID IN      COMPREHENSIVE    RETAINED    STOCKHOLDERS'
                                               STOCK      CAPITAL      INCOME (LOSS)    EARNINGS       EQUITY
                                              -------    ----------    -------------    --------    -------------
Balance at January 1, 1997                      $25         $480           $  68         $1,113        $1,686
Net income for 1997                              --           --              --            187           187
Net change in unrealized gains and losses of
  available for sale securities                  --           --              89             --            89
                                                ---         ----           -----         ------        ------
BALANCE AT DECEMBER 31, 1997                     25          480             157          1,300         1,962
Net income for 1998                              --           --              --            142           142
Net change in unrealized gains and losses of
  available for sale securities                  --           --              44             --            44
                                                ---         ----           -----         ------        ------
BALANCE AT DECEMBER 31, 1998                     25          480             201          1,442         2,148
Net income for 1999                              --           --              --            176           176
Net change in unrealized gains and losses of
  available for sale securities                  --           --            (392)            --          (392)
                                                ---         ----           -----         ------        ------
BALANCE AT DECEMBER 31, 1999                    $25         $480           $(191)        $1,618        $1,932
                                                ===         ====           =====         ======        ======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                            STATEMENT OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1999       1998        1997
                                                              -------    -------    --------
                                                                      (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                  $   176    $   142    $    187
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization                                 (3)         2         (43)
     Net capitalization of deferred policy acquisition costs     (298)      (192)        (85)
     Universal life and annuity fees                             (215)      (198)       (202)
     Interest credited to policyholders' account balances         858        784         748
     Net realized investment losses                               (13)       (56)       (126)
     Deferred income taxes                                         57        (17)         (1)
     (Increase) decrease in:
       Net separate account assets                                  1        (42)         30
       Other assets and other liabilities                         (90)       (98)        124
     Increase (decrease) in:
       Policy claims                                                9          4          (2)
       Future policy benefits                                      41         39          25
                                                              -------    -------    --------
          NET CASH PROVIDED BY OPERATING ACTIVITIES               523        368         655
                                                              -------    -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from:
     Sale of available for sale fixed maturities                3,981      5,325      13,378
     Maturity of available for sale fixed maturities            1,505      1,610       1,137
     Sale of held to maturity fixed maturities                     --         --           3
     Maturity of held to maturity fixed maturities                121        102         112
     Sale of equity securities                                    170         77         140
     Repayment of mortgage loans                                  227        238         220
     Sale of real estate and other invested assets                 62         47          40
  Cost of:
     Available for sale fixed maturities acquired              (6,679)    (7,670)    (14,391)
     Held to maturity fixed maturities acquired                   (75)       (49)       (281)
     Equity securities acquired                                  (152)       (83)       (163)
     Mortgage loans acquired                                     (451)      (558)       (413)
     Real estate and other invested assets acquired               (13)       (20)        (29)
  Policy loans (net)                                              (21)       (10)        (17)
  Increase (decrease) in loaned securities                       (222)       425          --
  Securities sold under agreements to repurchase (net)            480        (45)        134
                                                              -------    -------    --------
          NET CASH USED IN INVESTING ACTIVITIES                (1,067)      (611)       (130)
                                                              -------    -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account balances:
     Deposits                                                   2,195      1,501       1,191
     Withdrawals                                               (1,335)    (1,151)     (1,235)
     Net transfers from (to) the separate accounts               (181)        67          58
                                                              -------    -------    --------
          NET CASH PROVIDED BY FINANCING ACTIVITIES               679        417          14
                                                              -------    -------    --------
Effect of exchange rate changes on cash and cash equivalents        4          1          (2)
                                                              -------    -------    --------
Net increase in cash and cash equivalents                         139        175         537
                                                              -------    -------    --------
Cash and cash equivalents, beginning of year                      948        773         236
                                                              -------    -------    --------
Cash and cash equivalents, end of year                        $ 1,087    $   948    $    773
                                                              =======    =======    ========

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

NOTE 1 -- NATURE OF OPERATIONS

     New York Life Insurance and Annuity Corporation ("NYLIAC") is a direct, wholly owned subsidiary of New York Life Insurance Company ("New York Life") domiciled in the State of Delaware. NYLIAC offers a wide variety of interest sensitive insurance and annuity products to a large cross section of the insurance market. NYLIAC markets its products in all 50 of the United States, the District of Columbia and Taiwan, primarily through its agency force. In addition, NYLIAC markets Corporate Owned Life Insurance through independent brokers and brokerage general agents.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements of life insurance enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results may differ from estimates.

     Certain reclassifications have been made to the 1998 and 1997 financial statements to conform to the current presentation.

INVESTMENTS

     Fixed maturity investments, which NYLIAC has both the ability and the intent to hold to maturity, are stated at amortized cost. Investments identified as available for sale are reported at fair value. Unrealized gains and losses on available for sale securities are reported in stockholder's equity, net of deferred taxes and related adjustments. The cost basis of fixed maturity and equity securities are adjusted for impairments in value deemed to be other than temporary, with the associated realized loss reported in net income. Equity securities are carried at fair value with related unrealized gains and losses reflected in comprehensive income, net of deferred taxes and related adjustments. Mortgage loans are carried at unpaid principal balances, net of impairment reserves, and are generally secured. Investment real estate, which NYLIAC has the intent to hold for the production of income, is carried at depreciated cost net of write-downs for other than temporary declines in fair value. Properties held for sale are carried at the lower of cost or fair value less estimated selling costs. Policy loans are stated at the aggregate balance due, which approximates fair value since loans on policies have no defined maturity date and reduce amounts payable at death or surrender. Cash equivalents include investments that have maturities of 90 days or less at date of purchase and are carried at amortized cost, which approximates fair value. Short-term investments that have maturities of between 91-365 days at date of purchase are included in fixed maturities on the balance sheet and are carried at amortized cost, which approximates fair value.

     Mortgage backed bonds are carried at amortized cost using the interest method considering anticipated prepayments at the date of purchase. Significant changes in future anticipated cash flows from the original purchase assumptions are accounted for using the retrospective adjustment method.

     Derivative financial instruments hedging exposure to interest rate fluctuation on available for sale securities are accounted for at fair market value. Unrealized gains and losses are reported in comprehensive income, net of deferred taxes and related adjustments. Amounts payable or receivable under interest rate and commodity swap agreements and interest rate floor agreements are recognized as investment income or expense when earned. Premiums paid for interest rate floor agreements are amortized into interest expense over the life of the agreement. Realized gains and losses are recognized in net income upon termination or maturity of the contracts.

DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new and maintaining renewal business and certain costs of issuing policies that vary with and are primarily related to the production of new and renewal business have been deferred and

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

DEFERRED POLICY ACQUISITION COSTS -- (CONTINUED) recorded as an asset in the balance sheet. These consist primarily of commissions, certain expenses of underwriting and issuing contracts, and certain agency expenses. Acquisition costs for universal life and annuity contracts are amortized in proportion to estimated gross profits over the effective life of the contracts, which is assumed to be 25 years for universal life contracts and 15 years for annuities. Changes in assumptions are reflected in the current year's amortization.

     The carrying amount of the deferred policy acquisition cost asset is adjusted at each balance sheet date as if the unrealized gains or losses on investments associated with these insurance contracts had been realized and included in the gross profits used to determine current period amortization. The increase or decrease in the deferred policy acquisition cost asset due to unrealized gains or losses is recorded in comprehensive income.

RECOGNITION OF INCOME AND RELATED EXPENSES

     Amounts received under universal life and annuity contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period for mortality and expense risk, policy administration and surrender charges. Amounts previously assessed to compensate the insurer for services to be performed over future periods are deferred and recognized into income in the period benefited using the same assumptions and factors used to amortize capitalized acquisition costs. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholders' account balances.

POLICYHOLDERS' ACCOUNT BALANCES

     Policyholders' account balances on universal life and annuity contracts are equal to cumulative deposits plus credited interest less withdrawals and charges. This liability also includes a liability for amounts that have been assessed to compensate the insurer for services to be performed over future periods.

FEDERAL INCOME TAXES

     NYLIAC is a member of a group which files a consolidated Federal income tax return with New York Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that NYLIAC is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

     Current Federal income taxes include a provision for NYLIAC's share of the equity base tax applicable to mutual life insurance companies and their insurance subsidiaries. The amount recorded is based on NYLIAC's estimate of the differential earnings rate ("DER") (the actual rate will be announced at a later date by the Internal Revenue Service ("IRS")) used to compute the equity base tax.

REINSURANCE

     NYLIAC enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk. NYLIAC remains liable for reinsurance ceded if the reinsurer fails to meet its obligation on the business it has assumed. NYLIAC evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

SEPARATE ACCOUNTS

     NYLIAC has established separate accounts with varying investment objectives which are segregated from NYLIAC's general account and are maintained for the benefit of separate account policyholders' and NYLIAC. Separate account assets are stated at market value. The liability for separate accounts represents

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

SEPARATE ACCOUNTS -- (CONTINUED)
policyholders' interests in the separate account assets. For its registered separate accounts, these liabilities include accumulated net investment income and realized and unrealized gains and losses on those assets, and generally reflect market value. For its guaranteed, non-registered separate account, the liability includes interest credited to the policies.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair values of various assets and liabilities are included throughout the notes to financial statements. Specifically, fair value disclosure of fixed maturities, short-term investments, cash equivalents, equity securities and mortgage loans is reported in Note 2 -- Significant Accounting Policies and Note 3 -- Investments. Fair values for policyholders' account balances are reported in Note 5 -- Insurance Liabilities. Fair values for derivative financial instruments are included in Note 10 -- Derivative Financial Instruments and Risk Management. Fair values for repurchase agreements are included in Note
11 -- Commitments and Contingencies.

BUSINESS RISKS AND UNCERTAINTIES

     The development of policy reserves and deferred policy acquisition costs for NYLIAC's products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and future expectations of mortality, morbidity, expense, persistency and investment assumptions. Actual results could differ from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related estimates for policy reserves and deferred policy acquisition costs.

     NYLIAC regularly invests in mortgage loans, mortgage-backed securities and other securities subject to prepayment and/or call risk. Significant changes in prevailing interest rates and/or geographic conditions may adversely affect the timing and amount of cash flows on such securities, as well as their related values. In addition, the amortization of market premium and accretion of market discount for mortgage-backed and asset-backed securities is based on historical experience and estimates of future payment experience on the underlying assets. Actual prepayment speeds will differ from original estimates and may result in material adjustments to asset values and amortization or accretion recorded in future periods.

     As a subsidiary of a mutual life insurance company, NYLIAC is subject to a tax on its equity base. The rates applied to NYLIAC's equity base are determined annually by the IRS after comparison of mutual life insurance company earnings for the year to the average earnings of the 50 largest stock life insurance companies for the prior three years. Due to the timing of earnings information, estimates of the current year's tax rate must be made by management. The ultimate amounts of equity base tax incurred may vary considerably from the original estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     During 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage.

     NYLIAC applied the provisions of SOP 98-1 prospectively effective January 1, 1999. The adoption of SOP 98-1 resulted in net capitalization of $37 million at December 31, 1999, which is included in other assets in the accompanying Balance Sheet. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software, not to exceed five years.

     During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes new GAAP accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. In 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", which postpones the implementation until the 2001 financial statements. NYLIAC is currently evaluating what impact, if any, this Statement will have on its financial results.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

RECENT ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)
     This Statement requires that derivatives be reported in the balance sheet at their fair value, regardless of any hedging relationship that may exist. Accounting for the gains or losses resulting from changes in the values of those derivatives would depend on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria will be reported in earnings.

NOTE 3 -- INVESTMENTS

FIXED MATURITIES

     For publicly traded fixed maturities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, NYLIAC has determined an estimated fair value using either a discounted cash flow approach, including provisions for credit risk generally based upon the assumption such securities will be held to maturity, broker dealer quotations, or a proprietary matrix pricing model.

     At December 31, 1999 and 1998, the maturity distribution of fixed maturities was as follows (in millions):

                                                              1999                       1998
                                                     -----------------------    -----------------------
                                                     AMORTIZED    ESTIMATED     AMORTIZED    ESTIMATED
AVAILABLE FOR SALE                                     COST       FAIR VALUE      COST       FAIR VALUE
------------------                                   ---------    ----------    ---------    ----------
Due in one year or less                               $   514      $   514       $   518      $   521
Due after one year through five years                   3,196        3,153         3,473        3,533
Due after five years through ten years                  2,167        2,099         1,804        1,885
Due after ten years                                     3,138        2,938         3,028        3,235
Mortgage and asset-backed securities:
  Government or government agency                       3,114        2,996         2,080        2,121
  Other                                                 1,631        1,589         1,740        1,786
                                                      -------      -------       -------      -------
     Total Available for Sale                         $13,760      $13,289       $12,643      $13,081
                                                      =======      =======       =======      =======

HELD TO MATURITY
----------------
Due in one year or less                               $    17      $    17       $    27      $    28
Due after one year through five years                     272          360           225          291
Due after five years through ten years                    165          159           219          228
Due after ten years                                       206          194           193          207
Asset-backed securities                                    21           21            61           62
                                                      -------      -------       -------      -------
     Total Held to Maturity                           $   681      $   751       $   725      $   816
                                                      =======      =======       =======      =======

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

FIXED MATURITIES -- (CONTINUED)
     At December 31, 1999 and 1998, the distribution of gross unrealized gains and losses on investments in fixed maturities was as follows (in millions):

                                                                           1999
                                                    ---------------------------------------------------
                                                    AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
AVAILABLE FOR SALE                                    COST         GAINS         LOSSES      FAIR VALUE
------------------                                  ---------    ----------    ----------    ----------
U.S. Treasury and U.S. Government
  Corporations and agencies                          $   635        $  7          $ 16        $   626
U.S. agencies, state and municipal                     3,046           7           129          2,924
Foreign Governments                                       20          --            --             20
Corporate                                              8,428          61           359          8,130
Other                                                  1,631           4            46          1,589
                                                     -------        ----          ----        -------
     Total Available for Sale                        $13,760        $ 79          $550        $13,289
                                                     =======        ====          ====        =======
HELD TO MATURITY
----------------
Corporate                                            $   661        $ 91          $ 22        $   730
Other                                                     20           1            --             21
                                                     -------        ----          ----        -------
     Total Held to Maturity                          $   681        $ 92          $ 22        $   751
                                                     =======        ====          ====        =======

                                                                           1998
                                                    ---------------------------------------------------
                                                    AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
AVAILABLE FOR SALE                                    COST         GAINS         LOSSES      FAIR VALUE
------------------                                  ---------    ----------    ----------    ----------
U.S. Treasury and U.S. Government
  Corporations and agencies                          $ 1,006        $ 45          $  1        $ 1,050
U.S. agencies, state and municipal                     1,927          39             4          1,962
Foreign Governments                                      234          22            --            256
Corporate                                              7,736         338            47          8,027
Other                                                  1,740          48             2          1,786
                                                     -------        ----          ----        -------
     Total Available for Sale                        $12,643        $492          $ 54        $13,081
                                                     =======        ====          ====        =======
HELD TO MATURITY
----------------
Corporate                                            $   664        $ 91          $  1        $   754
Other                                                     61           1            --             62
                                                     -------        ----          ----        -------
     Total Held to Maturity                          $   725        $ 92          $  1        $   816
                                                     =======        ====          ====        =======

EQUITY SECURITIES

     Estimated fair value of equity securities has been determined using quoted market prices for publicly traded securities and a matrix pricing model for private placement securities. At December 31, 1999 and 1998, the distribution of gross unrealized gains and losses on equity securities is as follows (in millions):

                  UNREALIZED    UNREALIZED    ESTIMATED
          COST      GAINS         LOSSES      FAIR VALUE
          ----    ----------    ----------    ----------
  1999    $80        $13            $4           $ 89
  1998    $76        $27            $3           $100

MORTGAGE LOANS

     NYLIAC's mortgage loans are diversified by property type, location and borrower, and are generally collateralized by the related property.

     The fair market value of the mortgage loan portfolio at December 31, 1999 and 1998 is estimated to be $1,858 million and $1,728 million, respectively. Market values are determined by discounting the projected cash flows for each loan to determine the current net present value. The discount rate used approximates the current rate for new mortgages with comparable characteristics and similar remaining maturities.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

MORTGAGE LOANS -- (CONTINUED)
     At December 31, 1999 and 1998, contractual commitments to extend credit under commercial and residential mortgage loan agreements amounted to approximately $37 million and $76 million, respectively, at a fixed market rate of interest. These commitments are diversified by property type and geographic region.

     The general reserve provision for losses on mortgage loans was $4 million and $1 million at December 31, 1999 and 1998, respectively. There were no specific provisions for losses as of December 31, 1999 and 1998. The activity in the general reserves as of December 31, 1999 and 1998 is summarized below (in millions):

                                                              1999    1998
                                                              ----    ----
Beginning Balance                                             $ 1     $14
Additions/(reductions) charged/(credited) to operations         3      (5)
Recoveries of amounts previously written-down                  --      (8)
                                                              ---     ---
Ending Balance                                                $ 4     $ 1
                                                              ===     ===

     NYLIAC accrues interest income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal.

     At December 31, 1999 and 1998, the distribution of the mortgage loan portfolio by property type and geographic region was as follows (in millions):

                                                   1999        1998
                                                 --------    --------
Property Type:
  Office building                                 $  795      $  753
  Retail                                             385         330
  Apartments                                         185         187
  Residential                                        302         247
  Other                                              183         105
                                                  ------      ------
     Total                                        $1,850      $1,622
                                                  ======      ======
Geographic Region:
  Central                                         $  438      $  359
  Pacific                                            255         211
  Middle Atlantic                                    444         451
  South Atlantic                                     534         418
  New England                                        121         121
  Other                                               58          62
                                                  ------      ------
     Total                                        $1,850      $1,622
                                                  ======      ======

REAL ESTATE

     At December 31, 1999 and 1998, NYLIAC's real estate portfolio consisted of the following (in millions):

                                                              1999    1998
                                                              ----    ----
Investment                                                    $63     $105
Acquired through foreclosures                                   9       11
                                                              ---     ----
     Total real estate                                        $72     $116
                                                              ===     ====

     Accumulated depreciation on real estate at December 31, 1999 and 1998, was $11 million and $12 million, respectively. Depreciation expense totaled $3 million in 1999, 1998 and 1997.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 4 -- INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES

     The components of net investment income for the years ended December 31, 1999, 1998 and 1997, were as follows (in millions):

                                                 1999      1998      1997
                                                ------    ------    ------
Fixed Maturities                                $1,013    $  972    $  961
Equity Securities                                   10         7         6
Mortgage Loans                                     134       116        96
Real Estate                                         15        15        18
Policy Loans                                        41        40        39
Derivative Instruments                               1         1         1
Other                                               16         1        18
                                                ------    ------    ------
  Gross investment income                        1,230     1,152     1,139
Investment expenses                                (51)      (44)      (55)
                                                ------    ------    ------
     Net investment income                      $1,179    $1,108    $1,084
                                                ======    ======    ======

     During 1999 a fixed maturity investment that had been classified as held to maturity was transferred to available for sale and subsequently sold due to credit deterioration. The investment had an amortized cost of $10,052,000, and the sale resulted in a realized gain of $82,000. In addition, in 1997 a fixed maturity investment that had been classified as held to maturity was sold due to credit deterioration. The investment had an amortized cost of $2,791,000, and the sale resulted in a realized gain of $14,000.

     For the years ended December 31, 1999, 1998 and 1997, realized investment gains (losses) computed under the specific identification method are as follows (in millions):

                                                  1999                           1998                           1997
                                        -------------------------      -------------------------      -------------------------
                                        GAINS              LOSSES      GAINS              LOSSES      GAINS              LOSSES
                                        -----              ------      -----              ------      -----              ------
Fixed Maturities                        $ 64                $(87)      $ 87                $(29)      $172               $ (83)
Equity Securities                         34                  (8)         7                  (7)         9                  (4)
Mortgage Loans                             4                  --         16                  (8)        12                  (8)
Real Estate                                5                  (2)         6                  (2)         3                  (2)
Derivative Instruments                    --                  --         --                  --         80                 (71)
Other                                      2                  --          3                 (10)         1                  (1)
                                        ----                ----       ----                ----       ----               -----
     Subtotal                           $109                $(97)      $119                $(56)      $277               $(169)
                                        ----                ----       ----                ----       ----               -----
Investment gains, net                             $12                            $63                            $108
                                                  ===                            ===                            ====

NET UNREALIZED INVESTMENT GAINS

     Net unrealized investment gains on fixed maturities available for sale are included in the Balance Sheet as a component of "Accumulated other comprehensive income". Changes in these amounts include reclassification adjustments to avoid double counting in "Comprehensive income" items that are part of "Net income" for

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NET UNREALIZED INVESTMENT GAINS -- (CONTINUED) a period that also had been part of "Other comprehensive income" in earlier periods. The amounts for the years ended December 31, are as follows (in millions):

                                                              1999     1998    1997
                                                              -----    ----    ----
Net unrealized investments gains, beginning of the year       $ 201    $157    $ 68
Changes in net unrealized investment gains attributable to:
  Investments:
     Net unrealized investment gains (losses) arising
       during the period                                       (612)     24      --
     Reclassification adjustments for gains (losses)
       included in net income                                    (1)     35      --
     Net unrealized investment gains (losses) arising
       during the period, including reclassification
       adjustments                                               --      --     142
                                                              -----    ----    ----
     Change in net unrealized investment gains (losses),
       net of adjustments                                      (613)     59     142
Impact of net unrealized investment gains (losses) on:
  Policyholders' account balance                                 (7)     (1)      3
  Deferred policy acquisition costs                             228     (14)    (56)
                                                              -----    ----    ----
Change in net unrealized investment gains (losses)             (392)     44      89
                                                              -----    ----    ----
Net unrealized investment gains (losses), end of year         $(191)   $201    $157
                                                              =====    ====    ====

     Net unrealized gains (losses) on investments arising during the periods reported in the above table are net of income tax expense (benefit) of $(330) million, $31 million and $76 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     Reclassification adjustments reported in the above table for the years ended December 31, 1999, 1998 and 1997 are net of income tax expense of $0 million, $19 million and $0 million, respectively.

     Policyholders' account balance reported in the above table are net of income tax expense (benefit) of $(3) million, $0 million and $1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     Deferred policy acquisition costs in the above table for the years ended December 31, 1999, 1998 and 1997 are net of income tax expense (benefit) of $122 million, $(8) million and $(31) million, respectively.

NOTE 5 -- INSURANCE LIABILITIES

     NYLIAC's annuity contracts are primarily deferred annuities. The carrying value, which approximates fair value, of NYLIAC's liabilities for deferred annuities at December 31, 1999 and 1998, was $7,279 million and $6,905 million, respectively.

NOTE 6 -- SEPARATE ACCOUNTS

     NYLIAC maintains eight non-guaranteed, registered separate accounts for its variable deferred annuity and variable life products. NYLIAC maintains investments in the registered separate accounts of $71 million and $54 million at December 31, 1999 and 1998, respectively. The assets of the separate accounts, which are carried at market value, represent investments in shares of the New York Life sponsored MainStay VP Series Fund and other non-proprietary funds.

     NYLIAC maintains one guaranteed separate account for universal life insurance policies. This account provides a minimum guaranteed interest rate with a market value adjustment imposed upon certain surrenders. The assets of this separate account are carried at market value.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 7 -- DEFERRED POLICY ACQUISITION COSTS

     An analysis of deferred policy acquisition costs (DAC) for the years ended December 31, 1999, 1998 and 1997 is as follows (in millions):

                                                               1999      1998     1997
                                                              ------    ------    -----
Balance at beginning of year before adjustment
  for unrealized gains (losses) on investments                $1,028    $  836    $ 751
Current year additions                                           372       286      200
Amortized during year                                            (74)      (94)    (115)
                                                              ------    ------    -----
Balance at end of year before adjustment for
  unrealized gains (losses) on investments                     1,326     1,028      836
Adjustment for unrealized gains (losses) on investments          181      (169)    (148)
                                                              ------    ------    -----
Balance at end of year                                        $1,507    $  859    $ 688
                                                              ======    ======    =====

NOTE 8 -- FEDERAL INCOME TAXES

     The components of the net deferred tax liability as of December 31, 1999 and 1998 are as follows (in millions):

                                                              1999    1998
                                                              ----    ----
Deferred tax assets:
  Future policyholder benefits                                $258    $196
  Employee and agents benefits                                  52      53
  Investments                                                  131      --
                                                              ----    ----
     Gross deferred tax assets                                 441     249
                                                              ====    ====
Deferred tax liabilities
  Deferred policy acquisition costs                            374     168
  Investments                                                   --     174
  Other                                                         14       8
                                                              ----    ----
     Gross deferred tax liabilities                            388     350
                                                              ----    ----
       Net deferred tax (asset) liability                     $(53)   $101
                                                              ====    ====

     The gross deferred tax asset relates to temporary differences that are expected to reverse as net ordinary deductions. Management believes that NYLIAC's taxable income in future years will be sufficient to realize the deferred tax benefits and therefore, no valuation allowance has been recorded.

     Set forth below is a reconciliation of the Federal income tax rate to the effective tax rate for 1999, 1998 and 1997:

                                                            1999    1998    1997
                                                            ----    ----    ----
Statutory federal income tax rate                           35.0%   35.0%   35.0%
Equity base tax                                              5.9     1.7     3.3
Tax exempt income                                           (1.1)    (.5)    (.5)
Other                                                       (1.5)    (.2)    (.1)
                                                            ----    ----    ----
Effective tax rate                                          38.3%   36.0%   37.7%
                                                            ====    ====    ====

     NYLIAC's Federal income tax returns are routinely examined by the IRS and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 1995. There were no material effects on NYLIAC's results of operations as a result of these audits. NYLIAC believes that its recorded income tax liabilities are adequate for all open years.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 9 -- REINSURANCE

     NYLIAC has entered into cession reinsurance agreements on a coinsurance basis with non-affiliated companies and on a yearly renewable term basis with affiliated and non-affiliated companies.

     NYLIAC has ceded yearly renewable term reinsurance with affiliated companies. Under this agreement, included in the accompanying consolidated statement of income are $1.5 million, $.9 million and $.4 million of ceded premiums at December 31, 1999, 1998 and 1997, respectively.

     On April 1, 1997, NYLIAC, under the terms of an assumption reinsurance agreement, acquired certain bank owned life insurance policies that had been issued by Confederation Life Insurance Company. In conjunction with this transaction, NYLIAC recorded a liability for policyholder account balances of $277 million, and received cash of $245 million and a note receivable of $11 million. The difference of $21 million between the liability recorded and the assets received has been recorded as DAC, which is being amortized over the remaining life of the policies, assumed to be 25 years.

NOTE 10 -- DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     NYLIAC uses derivative financial instruments to manage interest rate, commodity and market risk. These derivative financial instruments include interest rate floors and interest rate and commodity swaps. NYLIAC has not engaged in derivative financial instrument transactions for speculative purposes.

     Notional or contractual amounts of derivative financial instruments provide only a measure of involvement in these types of transactions and do not represent the amounts exchanged between the parties engaged in the transaction. The amounts exchanged are determined by reference to the notional amounts and other terms of the derivative financial instruments which relate to interest rates or other financial indices.

     NYLIAC is exposed to credit-related losses in the event that a counterparty fails to perform its obligations under contractual terms. The credit exposure of derivative financial instruments is represented by the sum of fair values of contracts with each counterparty, if the net value is positive, at the reporting date.

     NYLIAC deals with highly rated counterparties and does not expect the counterparties to fail to meet their obligations. NYLIAC has controls in place to monitor credit exposures by limiting transactions with specific counterparties within specified dollar limits and assessing the future creditworthiness of counterparties. NYLIAC uses master netting agreements and adjusts transaction levels, when appropriate, to minimize risk.

INTEREST RATE RISK MANAGEMENT

     NYLIAC enters into various types of interest rate contracts primarily to minimize exposure of specific assets held by NYLIAC to fluctuations in interest rates.

     The following table summarizes the notional amounts and credit exposures of interest rate related derivative transactions (in thousands):

                                                     1999                    1998
                                             --------------------    --------------------
                                             NOTIONAL     CREDIT     NOTIONAL     CREDIT
                                              AMOUNT     EXPOSURE     AMOUNT     EXPOSURE
                                             --------    --------    --------    --------
Interest Rate Swaps                          $225,000      $--       $125,000     $9,125
Interest Rate Floors                         $150,000      $92       $150,000     $  748

     Interest rate swaps are agreements with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed upon notional amount. Swap contracts outstanding at December 31, 1999 are between four years, seven months and nineteen years in maturity. At December 31, 1998 such contracts were between six years, eight months and nineteen years, four months in maturity. NYLIAC does not act as an intermediary or broker in interest rate swaps.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

INTEREST RATE RISK MANAGEMENT -- (CONTINUED)
     The following table shows the type of swaps used by NYLIAC and the weighted average interest rates. Average variable rates are based on the rates which determine the last payment received or paid on each contract; those rates may change significantly, affecting future cash flows:

                                                                1999        1998
                                                              --------    --------
Receive -- fixed swaps -- Notional amount (in thousands)      $225,000    $125,000
  Average receive rate                                            6.50%       6.64%
  Average pay rate                                                5.17%       5.65%

     During the term of the swap, net settlement amounts are recorded as investment income or expense when earned. Fair values of interest rate swaps were ($8,420,000) and $9,125,000 at December 31, 1999 and 1998, respectively, based on broker/dealer quotations.

     Interest rate floor agreements entitle NYLIAC to receive amounts from counterparties based upon the difference between a strike price and current interest rates. Such agreements serve as hedges against declining interest rates on a portfolio of assets. Amounts received during the term of interest rate floor agreements are recorded as investment income.

     At December 31, 1999 and 1998, unamortized premiums on interest rate floors amounted to $315,000 and $372,000, respectively. Fair values of such agreements were $92,000 and $748,000 at December 31, 1999 and 1998, respectively, based on broker/dealer quotations.

COMMODITY RISK MANAGEMENT

     NYLIAC has a bond investment with interest payments linked to the price of crude oil. NYLIAC has entered into a commodity swap with a total notional amount of $7,500,000 as a hedge against this commodity risk. The credit exposure of the swap was $0 and $136,000 at December 31, 1999 and 1998, respectively.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

LITIGATION

     NYLIAC is a defendant in individual suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities and/or other operations, including actions involving retail sales practices. Most of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved as a party in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC nevertheless believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

LOANED SECURITIES AND REPURCHASE AGREEMENTS

     NYLIAC participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 1999 and 1998, $246 million and $571 million, respectively, of NYLIAC's fixed maturities and equity securities were on loan to others, but were fully collateralized in an account held in trust for NYLIAC. Such assets reflect the extent of NYLIAC's involvement in securities lending, not NYLIAC's risk of loss.

     NYLIAC enters into agreements to sell and repurchase securities for the purpose of enhancing income on securities held. Under these agreements, NYLIAC obtains the use of funds from a broker for approximately one month. The liability reported in the accompanying Balance Sheet (included in other liabilities) at December 31, 1999 of $620 million ($139 million at December 31,
1998) approximates fair value. The

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

LOANED SECURITIES AND REPURCHASE AGREEMENTS -- (CONTINUED) investments acquired with the funds received from the securities sold are primarily included in cash and cash equivalents in the accompanying Balance Sheet.

NOTE 12 -- RELATED PARTY TRANSACTIONS

     New York Life provides NYLIAC with services and facilities for the sale of insurance and other activities related to the business of insurance. New York Life charges NYLIAC for the identified costs associated with these services and facilities under the terms of a Service Agreement between New York Life and NYLIAC. Such costs, amounting to $393 million for the year ended December 31, 1999 ($335 million for 1998 and $239 million for 1997) are reflected in operating expenses and net investment income in the accompanying Statement of Income.

     In addition, NYLIAC is allocated post-retirement and post-employment benefits other than pensions, which are held by New York Life. NYLIAC was allocated $12 million for its share of the net periodic post-retirement benefits expense in 1999 ($8 million and $9 million in 1998 and 1997, respectively) and $3 million for the post-employment benefits expense in 1999 ($2 million in 1998 and 1997) under the provisions of the Service Agreement. The expenses are reflected in operating expenses and net investment income in the accompanying Statement of Income.

     In addition, in 1999 New York Life concluded a comprehensive expense reduction program expected to streamline processes and improve profitability. As a result of job eliminations and early retirement benefits as defined in management's termination plan, NYLIAC was allocated $16 million for its share of these restructuring costs in 1999, which are reflected in operating expenses and net investment income in the accompanying Statement of Income.

     At December 31, 1999 and 1998, NYLIAC has a net liability of $80 million and $63 million, respectively for the above described services which are included in other liabilities in the accompanying Balance Sheet.

     In 1999 NYLIAC sold a $197 million Corporate Sponsored Variable Universal Life (CSVUL) policy and a $82 million Corporate Sponsored Universal Life (CSUL) policy to a Voluntary Employee Benefit Association (VEBA) trust. This trust was established to fund New York Life's retired employees medical and dental benefits. In addition, in 1999 and 1998, NYLIAC sold a Corporate Owned Life
(COLI) policy to New York Life for $180 million and $250 million in premiums, respectively. These policies were sold on the same basis as policies sold to unrelated customers.

NOTE 13 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Federal income taxes paid were $48 million, $67 million, and $126 million during 1999, 1998 and 1997, respectively.

     Total interest paid was $30 million, $27 million and $35 million during 1999, 1998 and 1997, respectively.

NOTE 14 -- STATUTORY FINANCIAL INFORMATION

     Accounting practices used to prepare statutory financial statements for regulatory filings of life insurance companies differ in certain instances from GAAP. The Delaware Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Delaware Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Delaware Insurance Department has adopted the Codification guidance, effective January 1, 2001. NYLIAC has not estimated the potential effect of the Codification guidance on its financial statements.

     At December 31, 1999 and 1998, statutory stockholder's equity was $1,130 million and $1,095 million, respectively.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 14 -- STATUTORY FINANCIAL INFORMATION -- (CONTINUED)
     NYLIAC is restricted as to the amounts it may pay as dividends to New York Life. Under Delaware Insurance Law, dividends on capital stock can be distributed only out of earned surplus. Furthermore, without prior approval of the Delaware Insurance Commissioner, dividends can not be declared or distributed which exceed the greater of ten percent of the Company's surplus or one hundred percent of net gain from operations.

     No dividends were paid or declared for the years ended December 31, 1999, 1998 and 1997.

     As of December 31, 1999, the amount of available and accumulated funds derived from earned surplus from which NYLIAC can pay dividends is $625 million. The maximum amount of dividend which may be paid in 2000 without prior approval is $113 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of New York Life Insurance and Annuity Corporation

In our opinion, the accompanying balance sheet and the related statements of income, of comprehensive income, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of New York Life Insurance and Annuity Corporation at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting in 1999 for the cost of computer software developed or obtained for internal use.

PRICEWATERHOUSECOOPERS LLP
1177 Avenue of the Americas
New York, New York 10036
March 1, 2000

                                   APPENDIX A



                                  ILLUSTRATION



     The following illustration demonstrates how your Policy works. The current and guaranteed values are based on the age, sex, underwriting class, initial Life Insurance Benefit and premium as follows:



     The illustration is for a Policy issued to a male with preferred underwriting class of issue age 55, with an initial single premium of $10,000 and an initial Face Amount of $25,861. It assumes that 100% of the GSP is allocated to purchase accumulation units.



     The illustration shows how the Death Benefit, cash value and cash surrender value would vary over an extended period of time assuming hypothetical gross rates of return equivalent to a constant annual rate of 0%, 6% or 12%. The hypothetical illustration information will assist in the comparison of the Death Benefit, cash value and cash surrender value of the Policy with other variable life insurance plans.



     The Death Benefit, cash value and cash surrender value for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below those averages for the period. They would also be different depending on the allocation of the cash value among the Investment Divisions of the Separate Account and the Fixed Account, if the actual gross rate of return for all Investment Divisions averaged 0%, 6% or 12%, but varied above or below that average for individual Investment Divisions. They would also differ if any Policy loans or partial withdrawals were made.



     The first illustration reflects all charges under the Policy and assumes that the cost of insurance charges are based on our current cost of insurance rates and reflects the deduction of all current charges from the cash value. It also reflects a daily mortality and expense risk charge assessed against the Separate Account equal to an annual rate of 0.50% (on a current basis) of the assets in the Separate Account.



     The second illustration reflects all charges under the Policy and assumes that the cost of insurance charges are based on our guaranteed maximum cost of insurance rates and reflects the deduction of all guaranteed maximum charges from the cash value. It also reflects a daily mortality and expense risk charge assessed against the Separate Account equal to an annual rate of 0.80% (on a guaranteed basis) of the assets in the Separate Account.



     The illustrative values also reflect total assumed investment advisory fees together with the expenses incurred by the Funds of 0.74% of the average daily net assets of the Funds. This total is based upon (a) 0.46% of average daily net assets, which is an average of the management fees of each Investment Division;
(b) 0.14% of average daily net assets of the Funds which is an average of actual administrative fees for each Investment Division; and (c) 0.14% of average daily net assets of the Funds which is an average of the other expenses after expense reimbursement for each Investment Division. Please refer to the fee table on page 9 of this prospectus for details of the underlying Fund fees.

     Taking into account the assumed charges for mortality and expense risks and administrative fees in the Separate Account and the average investment advisory fees and expenses of the Funds, the gross rates of return of 0%, 6% and 12% would correspond to illustrated net investment returns of: -1.24%, 4.69% and 10.62%, respectively, based on the current charge for mortality and expense risks, and -1.53%, 4.38% and 10.28%, respectively, based on the guaranteed maximum charge for mortality and expense risks.



     The actual investment advisory fees and expenses may be more or less than the amounts illustrated and will depend on the allocations made by the Policy owner.



     The second column of each illustration shows the amount which would accumulate if an amount equal to the premium were invested and earned interest, after taxes, at 5% per year, compounded annually.



     NYLIAC will furnish upon request a comparable illustration using the age, sex and underwriting class of the insured for any initial Life Insurance Benefit and premium requested. We will furnish an illustration assuming current Policy charges and current cost of insurance rates and maximum charges and rates.

                     SINGLE PREMIUM VARIABLE UNIVERSAL LIFE



                            MALE ISSUE AGE:  55, PREFERRED
                            PLANNED SINGLE PREMIUM:  $10,000
                            INITIAL FACE AMOUNT:  $25,861
                            ASSUMING GUARANTEED CHARGES



                                         END OF YEAR DEATH BENEFIT(1)             END OF YEAR CASH VALUE(1)
                                          ASSUMING HYPOTHETICAL GROSS            ASSUMING HYPOTHETICAL GROSS
              TOTAL PREMIUMS PAID         ANNUAL INVESTMENT RETURN OF            ANNUAL INVESTMENT RETURN OF
              PLUS INTEREST AT 5%    -------------------------------------   ------------------------------------
POLICY YEAR    AS OF END OF YEAR       0%             6%             12%      0%             6%             12%
-----------   --------------------   ------         ------         -------   -----         ------         -------
     1               10,000          25,861         25,861          25,861   9,558         10,138          10,716
     2               10,500          25,861         25,861          25,861   9,114         10,267          11,485
     3               11,025          25,861         25,861          25,861   8,666         10,387          12,314
     4               11,576          25,861         25,861          25,861   8,212         10,497          13,209
     5               12,155          25,861         25,861          25,861   7,748         10,594          14,175
     6               12,763          25,861         25,861          25,861   7,275         10,678          15,222
     7               13,401          25,861         25,861          25,861   6,787         10,744          16,357
     8               14,071          25,861         25,861          25,861   6,278         10,790          17,591
     9               14,775          25,861         25,861          25,861   5,745         10,812          18,936
    10               15,513          25,861         25,861          25,861   5,181         10,806          20,407
    11               16,289          25,861         25,861          26,692   4,631         10,879          22,244
    12               17,103          25,861         25,861          28,861   4,033         10,921          24,253
    13               17,959          25,861         25,861          31,198   3,379         10,927          26,439
    14               18,856          25,861         25,861          33,715   2,663         10,893          28,816
    15               19,799          25,861         25,861          36,427   1,875         10,813          31,402
    16               20,789          25,861         25,861          39,347   1,001         10,676          34,215
    17               21,829          25,861         25,861          42,132       6         10,462          37,285
    18               22,920          25,861         25,861          45,116       0         10,171          40,645
    19               24,066          25,861         25,861          48,317       0          9,776          44,328
    20               25,270          25,861         25,861          51,758       0          9,253          48,372
    21               26,533          25,861         25,861          55,469       0          8,578          52,827
    22               27,860          25,861         25,861          60,559       0          7,718          57,676
    23               29,253          25,861         25,861          66,096       0          6,637          62,949
    24               30,715          25,861         25,861          72,117       0          5,290          68,683
    25               32,251          25,861         25,861          78,658       0          3,612          74,912
    26               33,864          25,861         25,861          85,761       0          1,520          81,677
    27               35,557          25,861         25,861          93,466       0              0          89,015
    28               37,335          25,861         25,861         101,814       0              0          96,966
    29               39,201          25,861         25,861         110,850       0              0         105,571
    30               41,161          25,861         25,861         120,616       0              0         114,872

                         END OF YEAR
                     CASH SURRENDER VALUE
                 ASSUMING HYPOTHETICAL GROSS
                 ANNUAL INVESTMENT RETURN OF
             ------------------------------------
POLICY YEAR   0%             6%             12%
-----------  -----         ------         -------
     1       8,788          9,315           9,842
     2       8,465          9,525          10,685
     3       8,129          9,730          11,614
     4       7,779          9,927          12,609
     5       7,411         10,114          13,675
     6       7,024         10,290          14,822
     7       6,613         10,452          16,057
     8       6,172         10,594          17,391
     9       5,697         10,714          18,836
    10       5,181         10,806          20,407
    11       4,631         10,879          22,244
    12       4,033         10,921          24,253
    13       3,379         10,927          26,439
    14       2,663         10,893          28,816
    15       1,875         10,813          31,402
    16       1,001         10,676          34,215
    17           6         10,462          37,285
    18           0         10,171          40,645
    19           0          9,776          44,328
    20           0          9,253          48,372
    21           0          8,578          52,827
    22           0          7,718          57,676
    23           0          6,637          62,949
    24           0          5,290          68,683
    25           0          3,612          74,912
    26           0          1,520          81,677
    27           0              0          89,015
    28           0              0          96,966
    29           0              0         105,571
    30           0              0         114,872


------------

(1) Assumes no policy loan or partial withdrawal has been made.



    WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NEITHER NEW YORK LIFE INSURANCE AND ANNUITY COMPANY, THE SEPARATE ACCOUNTS, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                     SINGLE PREMIUM VARIABLE UNIVERSAL LIFE



                            MALE ISSUE AGE:  55, PREFERRED
                            PLANNED SINGLE PREMIUM:  $10,000
                            INITIAL FACE AMOUNT:  $25,861
                            ASSUMING CURRENT CHARGES



                                         END OF YEAR DEATH BENEFIT(1)             END OF YEAR CASH VALUE(1)
                                          ASSUMING HYPOTHETICAL GROSS            ASSUMING HYPOTHETICAL GROSS
              TOTAL PREMIUMS PAID         ANNUAL INVESTMENT RETURN OF            ANNUAL INVESTMENT RETURN OF
              PLUS INTEREST AT 5%    -------------------------------------   ------------------------------------
POLICY YEAR    AS OF END OF YEAR       0%             6%             12%      0%             6%             12%
-----------   --------------------   ------         ------         -------   -----         ------         -------
     1               10,000          25,861         25,861          25,861   9,638         10,221          10,804
     2               10,500          25,861         25,861          25,861   9,275         10,441          11,676
     3               11,025          25,861         25,861          25,861   8,913         10,664          12,628
     4               11,576          25,861         25,861          25,861   8,551         10,888          13,665
     5               12,155          25,861         25,861          25,861   8,187         11,113          14,797
     6               12,763          25,861         25,861          25,861   7,822         11,340          16,036
     7               13,401          25,861         25,861          25,861   7,454         11,568          17,391
     8               14,071          25,861         25,861          25,861   7,081         11,795          18,875
     9               14,775          25,861         25,861          25,861   6,702         12,022          20,503
    10               15,513          25,861         25,861          27,190   6,311         12,246          22,287
    11               16,289          25,861         25,861          29,338   5,960         12,577          24,448
    12               17,103          25,861         25,861          31,911   5,587         12,911          26,816
    13               17,959          25,861         25,861          34,704   5,187         13,244          29,410
    14               18,856          25,861         25,861          37,749   4,759         13,577          32,264
    15               19,799          25,861         25,861          41,060   4,298         13,910          35,396
    16               20,789          25,861         25,861          44,654   3,799         14,241          38,829
    17               21,829          25,861         25,861          48,141   3,259         14,571          42,602
    18               22,920          25,861         25,861          51,894   2,672         14,899          46,752
    19               24,066          25,861         25,861          55,938   2,031         15,224          51,319
    20               25,270          25,861         25,861          60,298   1,327         15,545          56,353
    21               26,533          25,861         25,861          65,011     552         15,861          61,915
    22               27,860          25,861         25,861          71,444       0         16,170          68,042
    23               29,253          25,861         25,861          78,502       0         16,470          74,764
    24               30,715          25,861         25,861          86,243       0         16,758          82,136
    25               32,251          25,861         25,861          94,730       0         17,036          90,219
    26               33,864          25,861         25,861         104,135       0         17,298          99,176
    27               35,557          25,861         25,861         114,448       0         17,543         108,998
    28               37,335          25,861         25,861         125,752       0         17,767         119,764
    29               39,201          25,861         25,861         138,262       0         17,967         131,678
    30               41,161          25,861         25,861         151,986       0         18,137         144,748

                         END OF YEAR
                     CASH SURRENDER VALUE
                 ASSUMING HYPOTHETICAL GROSS
                 ANNUAL INVESTMENT RETURN OF
             ------------------------------------
POLICY YEAR   0%             6%             12%
-----------  -----         ------         -------
     1       8,861          9,391           9,922
     2       8,613          9,686          10,876
     3       8,359          9,988          11,928
     4       8,098         10,295          13,065
     5       7,828         10,613          14,297
     6       7,550         10,940          15,636
     7       7,260         11,268          17,091
     8       6,960         11,595          18,675
     9       6,645         11,922          20,403
    10       6,311         12,246          22,287
    11       5,960         12,577          24,448
    12       5,587         12,911          26,816
    13       5,187         13,244          29,410
    14       4,759         13,577          32,264
    15       4,298         13,910          35,396
    16       3,799         14,241          38,829
    17       3,259         14,571          42,602
    18       2,672         14,899          46,752
    19       2,031         15,224          51,319
    20       1,327         15,545          56,353
    21         552         15,861          61,915
    22           0         16,170          68,042
    23           0         16,470          74,764
    24           0         16,758          82,136
    25           0         17,036          90,219
    26           0         17,298          99,176
    27           0         17,543         108,998
    28           0         17,767         119,764
    29           0         17,967         131,678
    30           0         18,137         144,748


------------

(1) Assumes no policy loan or partial withdrawal has been made.



    WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NEITHER NEW YORK LIFE INSURANCE AND ANNUITY COMPANY, THE SEPARATE ACCOUNTS, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                                     PART II

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 , the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING

         Reference is made to Article VIII of the Depositor's By-Laws.

         New York Life maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries, and its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $150 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


      REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

         New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the Single Premium Variable Universal Life Insurance Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.


                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.


     The prospectus consisting of 64 pages.


     The undertaking to file reports.

     The undertaking pursuant to Rule 484.

     The representation as to the reasonableness of aggregate fees and charges.

     The signatures.
     Written consents of the following persons:

     (a) Thomas F. English, Esq.

     (b) Michael Fong, Associate Actuary

     (c) PricewaterhouseCoopers LLP

     The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B- 2:

     (1) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - Previously filed as Exhibit (1) to Registrant's initial Registration Statement on Form S-6, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Registrant's Post-Effective Amendment No. 4 on Form S-6, (File No. 64410), filed 4/25/97 and incorporated herein by reference.

     (2)          Not applicable.

     (3)(a)(1) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                  (3)(a)(1) to Registrant's Post-Effective Amendment No. 4 on Form S-6, (File No. 64410), filed 4/25/97 and incorporated herein by reference.

     (3)(a)(2) Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC - Previously filed as Exhibit (3)(a)(2) to Registrant's Post-Effective Amendment No. 3 on Form S-6 (File No. 64410), filed 4/17/96 and incorporated herein by reference.

     (3)(b)       Not applicable.

     (3)(c)       Not applicable.

     (4)          Not applicable.


     (5) Form of Policy for Single Premium Variable Universal Life Insurance Policies - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5) to Registrant's initial registration statement on Form S-6 (File No. 333-47728), filed 10/11/00 and incorporated herein by reference.


     (5)(a) Living Benefits Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(h) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.

     (5)(b) Spouse's Paid-Up Insurance Purchase Option Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(j) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.

     (6)(a) Certificate of Incorporation of NYLIAC - Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                  (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

     (6)(b)(1) By-Laws of NYLIAC - Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

     (6)(b)(2) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

     (7)          Not applicable.

     (8)          Not applicable.

     (9)(a) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit (9) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, re-filed as Exhibit (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(b) Powers of Attorney for the Directors and Officers of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(c) to Pre-Effective Amendment No. 2 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 4/25/97 for the following, and incorporated herein by reference:

                  Jay S. Calhoun, Vice President, Treasurer and Director (Principal Financial Officer)
                  Richard M. Kernan, Jr., Director
                  Robert D. Rock, Senior Vice President and Director Frederick J. Sievert, President and Director
                  (Principal Executive Officer)
                  Stephen N. Steinig, Senior Vice President, Chief Actuary and Director
                  Seymour Sternberg, Director

     (9)(c) Power of Attorney for Maryann L. Ingenito, Vice President and Controller (Principal Accounting Officer) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(d) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(d) Power of Attorney for Howard I. Atkins, Executive Vice President (Principal Financial Officer) - Previously filed as
                  Exhibit 8(d) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

     (9)(e) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policies - Previously filed as Exhibit (11) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, refiled in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(d) to Registrant's Post-Effective Amendment No. 4 on Form S-6 (File No. 33-64410), filed 4/25/97 and incorporated herein by reference.

     (9)(f) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(g) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(h)       Participation Agreement between Janus Aspen Series and NYLIAC
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(i) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(j) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(k) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(l) Power of Attorney for Certain Directors of NYLIAC - Previously filed as Exhibit 10(e) to Post-Effective Amendment No. 6 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 33-87382), filed 2/18/99 and incorporated herein by reference for the following:

                  George J. Trapp, Director
                  Frank M. Boccio, Director
                  Phillip J. Hildebrand, Director
                  Michael G. Gallo, Director
                  Solomon Goldfinger, Director
                  Howard I. Atkins, Director

     (9)(m) Power of Attorney for John A. Cullen, Vice President and Controller (Principal Accounting Officer) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (10)(f) to Post-Effective Amendment No. 21 to the registration statement on Form N-4 for NYLIAC MFA Separate Account - I (File No. 2-86083), filed 4/13/00 and incorporated herein by reference.

     (9)(n) Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.


     (9)(o) Power of Attorney for Gary G. Benanav, Director and Executive Vice President - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(o) to Registrant's initial registration statement on Form S-6 (File No. 333-47728), filed 10/11/00 and incorporated herein by reference.



     (10) Form of Application - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10) to Registrant's initial registration statement on Form S-6 (File No. 333-47728), filed 10/11/00 and incorporated herein by reference.


2. Opinion and Consent of Thomas F. English, Esq. - Filed herewith.

3.                Not applicable.

4.                Not applicable.

5.                Not applicable.


6.                Opinion and Consent of Michael Fong, Associate
                  Actuary - Filed herewith.



7.                Consent of PricewaterhouseCoopers LLP - Filed herewith.

                                   SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, the Registrant, NYLIAC Variable Universal Life Separate Account-I, certifies that it has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 5th day of January, 2001.


                                        NYLIAC VARIABLE UNIVERSAL LIFE
                                        SEPARATE ACCOUNT-I
                                            (Registrant)


                                        By  /s/ MELVIN J. FEINBERG
                                           -------------------------------------
                                            Melvin J. Feinberg
                                            Vice President and Actuary

                                        NEW YORK LIFE INSURANCE AND
                                        ANNUITY CORPORATION
                                            (Depositor)


                                        By  /s/ MELVIN J. FEINBERG
                                           -------------------------------------
                                            Melvin J. Feinberg
                                            Vice President and Actuary


required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


     Howard I. Atkins*              Executive Vice President and Director
                                    (Principal Financial Officer)


     Gary G. Benanav*               Executive Vice President and Director


     Frank M. Boccio*               Director

     John A. Cullen*                Vice President and Controller (Principal
                                    Accounting Officer)

     Michael G. Gallo*              Director

     Solomon Goldfinger*            Director

     Phillip J. Hildebrand*         Director

     Richard M. Kernan, Jr.*        Director

     Robert D. Rock*                Senior Vice President and Director

     Frederick J. Sievert*          President and Director (Principal Executive
                                    Officer)

     Seymour Sternberg*             Director

     George J. Trapp*               Director


*By  /s/ MELVIN J. FEINBERG
   -------------------------------------
     Melvin J. Feinberg
     Attorney-in-Fact
     January 5, 2001


*  Pursuant to Powers of Attorney previously filed.

                                EXHIBIT INDEX


Exhibit
Number              Description
------              -----------
  2.                Opinion and Consent of Thomas F. English, Esq.

  6.                Opinion and Consent of Michael Fong, Associate Actuary

  7.                Consent of PriceWaterhouseCoopers LLP